UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to § 240.14a-12

PENN Entertainment, Inc.

(Name of Registrant as Specified in Its Charter)

HG Vora Capital Management, LLC
HG Vora Special Opportunities Master Fund, Ltd.
Downriver Series LP – Segregated Portfolio C
Parag Vora
Johnny Hartnett
Carlos Ruisanchez

William Clifford
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 9, 2025

ANNUAL MEETING OF SHAREHOLDERS

OF

PENN ENTERTAINMENT, INC.

_________________________

PROXY STATEMENT
OF
HG VORA CAPITAL MANAGEMENT, LLC

THIS SOLICITATION IS BEING MADE BY HG VORA AND NOT ON BEHALF OF THE BOARD

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED

GOLD UNIVERSAL PROXY CARD TODAY

HG Vora Capital Management, LLC (“HG Vora Capital”), HG Vora Special Opportunities Master Fund, Ltd. (“Master Fund”), Downriver Series LP – Segregated Portfolio C (“Downriver”) and Parag Vora (“Mr. Vora”, collectively with HG Vora Capital, Master Fund and Downriver, “HG Vora”, “we” or “our”) collectively own 7,250,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of PENN Entertainment, Inc., a Pennsylvania corporation (“PENN” or the “Company”), representing approximately 4.80% of the outstanding Common Stock.

The Company has a classified Board of Directors, which is currently divided into three (3) classes. The terms of the current Class II directors expire at the Company’s 2025 annual meeting of shareholders to be held on June 17, 2025 at 10:00 a.m. Eastern Standard Time virtually at www.virtualshareholdermeeting.com/PENN2025 (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). On January 29, 2025, HG Vora delivered notice to the Company of its intent to nominate Johnny Hartnett, Carlos Ruisanchez and William Clifford (each, a “Nominee”) to serve as Class II members of the Board at the Annual Meeting. On April 15, 2025, the Company sent HG Vora a notice stating that “the Company currently intends to solicit proxies” for the election of the Company’s incumbent Class II directors – Barbara Shattuck Kohn, Ronald Naples and Saul Reibstein – at the Annual Meeting. On April 25, 2025, the Company issued a press release announcing that (i) Ron Naples retired as a Class II director of the Company’s Board of Directors (the “Board”) effective immediately, (ii) the Board now comprises eight (8) directors and (iii) only two (2) Class II directors seats are available for election at the Annual Meeting (collectively, the “Board Reduction Scheme”). The Company’s press release further stated that the Board intends to nominate Johnny Hartnett and Carlos Ruisanchez to fill the two (2) Class II director seats available for election at the Annual Meeting. On April 28, 2025, the Company filed with the SEC its definitive proxy statement in connection with the Annual Meeting, whereby the Company nominated Mr. Hartnett and Mr. Ruisanchez to fill the two (2) Class II director seats the Company says are currently available for election at the Annual Meeting. Although the Company has named in its definitive proxy statement, and is currently soliciting proxies for, Mr. Hartnett and Mr. Ruisanchez, the Company has discretion to amend its proxy statement to change its nominees prior to the Annual Meeting. In light of the Company’s history of switching its intended nominees, there can be no assurances that either of Mr. Hartnett or Mr. Ruisanchez will in fact be the Company’s nominees for election to the Board at the Annual Meeting.

We believe that the Board Reduction Scheme is an unlawful attempt to interfere with the ability of shareholders to elect a third (3rd) Class II director. We have advised the Company of our position and requested that the Company remedy these actions we believe to be unlawful.

On May 7, 2025, with the Company having failed to remedy such actions, we filed a lawsuit (the “HG Vora Lawsuit”) in the United States District Court for the Eastern District of Pennsylvania (the “Court”) which, among other things, claims that the actions taken by the Company and its Board have (i) violated federal securities laws, (ii) breached the Board’s fiduciary duties and (iii) violated the Pennsylvania Business Corporation Law of 1988 (“PBCL”). The claims brought in the HG Vora Lawsuit address actions taken by the Company and the Board that we believe to be unlawful, including, but not limited to: (A) materially false and misleading statements in, and omissions from, the Company’s press release and its proxy materials regarding (i) the Board’s decision to nominate Johnny Hartnett and Carlos Ruisanchez in what could be viewed by shareholders, based on the Company’s proxy statement and card, as an uncontested election, (ii) how many Board seats actually exist, how the Board size was reduced, and how many seats are properly up for election at the Annual Meeting and (iii) the omission from the Company’s proxy materials and proxy card of a validly nominated candidate, Mr. Clifford, and failure to distinguish between the Company’s nominees and the Nominees; (B) efforts by the Company and the Board to entrench the Board and prevent shareholders from effectively exercising their voting rights, in breach of the Board’s fiduciary duties and in violation of shareholder voting rights; and (C) violations of the PBCL, which requires that the Company’s three (3) classes of directors “shall be as nearly equal in number as possible,” resulting from the Company and Board purporting to eliminate one (1) of the Class II seats and causing the Board’s three (3) classes of directors to become unequal in number.

In the HG Vora Lawsuit, in addition to seeking monetary damages, we ask the Court for, among other things, (i) a declaration that the Board Reduction Scheme is invalid; (ii) injunctive relief ordering the Company and the Board to correct the materially false and misleading statements in the Company’s proxy materials and include all three (3) of the Nominees on the Company’s proxy card; and (iii) injunctive relief allowing shareholders an opportunity to elect all three (3) of the Nominees at the Annual Meeting.

As noted in the April 30 PENN Response (as defined below), the Company contends that in nominating two (2) of the directors nominated by HG Vora and determining not to nominate any of the three (3) current incumbent Class II directors, the Company and its Board acted in the best interest of the Company and all of its shareholders and other constituencies – and in accordance with their fiduciary duties, the PBCL, the Company’s governance documents and federal securities laws..

PENN’s Board Reduction Scheme, implemented amidst a contested election and while facing the prospect of losing three (3) Board seats is, in HG Vora’s view, a self-serving action with no legitimate corporate purpose. HG Vora believes the Board’s manipulation of the Company’s election rules is an affront to shareholder democracy and only benefits its incumbent directors, notably its Chairman and CEO. HG Vora believes that substantial changes are necessary to restore accountability and ensure all options are considered to maximize shareholder value.

Through the accompanying proxy statement (this “Proxy Statement”) and enclosed GOLD universal proxy card, we are soliciting proxies to elect Johnny Hartnett, Carlos Ruisanchez and William Clifford to serve as Class II members of the Board. You may submit votes “FOR” up to three (3) Nominees in total. If there are two (2) Class II director seats up for election, then the enclosed GOLD universal proxy card will only be voted in accordance with your instructions with respect to the Nominees Johnny Hartnett and Carlos Ruisanchez and will not be voted with respect to the Nominee William Clifford. If there are three (3) Class II director seats up for election, the enclosed GOLD universal proxy card will be voted in accordance with your instruction with respect to the Nominees Johnny Hartnett, Carlos Ruisanchez and William Clifford. For more information about how your GOLD universal proxy card will be voted, including the impact of the HG Vora Lawsuit, see “How will your proxy card be voted in the election of directors?” below.

We believe the Nominees, who are wholly independent from the Company and HG Vora, would bring fresh and objective perspectives to the Board and add significant gaming industry knowledge, capital allocation experience and investment and financial expertise to the Board. We further believe that new perspectives from the Nominees would help the Company to achieve its full potential, deliver improved business results and drive greater value for shareholders. Accordingly, we are seeking your support in electing the Nominees to serve as Class II members of the Board at the Annual Meeting.

HG Vora and the Company will each be using a proxy card for voting on the election of directors at the Annual Meeting, which will include the names of nominees for election to serve as Class II members of the Board. While HG Vora will be using the enclosed GOLD universal proxy card including the names of all Nominees for election, the Company has decided not to use a universal proxy card and only to list two (2) of the Nominees, an action which is being contested in the HG Vora Lawsuit. Each of Johnny Hartnett and Carlos Ruisanchez proposed to be nominated by the Company and also nominated by HG Vora are on HG Vora’s enclosed GOLD universal proxy card. HG Vora’s enclosed GOLD universal proxy card, however, also includes the possibility of voting for a third Class II director, William Clifford, as discussed in this Proxy Statement. Therefore, there is no need to use the Company’s proxy card or voting instruction form, which only permits you to vote for Mr. Hartnett and Mr. Ruisanchez. If you wish to vote for the third (3rd) Class II director, Mr. Clifford, you must vote using HG Vora’s enclosed GOLD universal proxy card. For more information about how your GOLD universal proxy card will be voted, see “How will your proxy card be voted in the election of directors?” below.

This Proxy Statement and the enclosed GOLD universal proxy card are first being mailed to shareholders on or about [●], 2025.

The Company has announced a record date of April 28, 2025 for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). Pursuant to the Fifth Amended and Restated Bylaws of the Company (the “Bylaws”), the Board may fix in advance a date not more than ninety (90) days before the date of the Annual Meeting as the record date for the determination of shareholders entitled to notice of or to vote at such meeting. The address of the principal executive offices of the Company is 825 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania 19610. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

We do not know of any other matters to be presented for approval by the shareholders at the Annual Meeting other than (i) the election of the Class II directors, (ii) the proposal to ratify the appointment of PricewaterhouseCoopers LP (“PwC”) as the Company’s independent registered public accounting firm for fiscal year ending December 31, 2025, (iii) the proposal to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the Annual Meeting, (iv) the proposal to approve the second amendment to the Company’s Long Term Incentive Compensation Plan, as originally adopted on June 7, 2022 and first amended on June 6, 2023, to increase the number of shares reserved for issuance thereunder by 8,563,000 shares, and (v) the proposal to approve, on a non-binding, advisory basis, a shareholder proposal regarding the commissioning of a report on the effects of a company-wide non-smoking policy. If, however, HG Vora learns of any other proposals made at a reasonable time before the Annual Meeting, HG Vora may supplement this Proxy Statement and provide shareholders with an opportunity to vote by proxy directly on such matters. HG Vora makes no recommendation on how to vote your shares of Common Stock on any other proposal and is not seeking and will not exercise discretionary authority with respect to your shares on any matter at the Annual Meeting.

The GOLD universal proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the PBCL. For more information about Subchapter E of Chapter 25 of the PBCL, see “What is Subchapter E of Chapter 25 of the PBCL?” below.

We recommend that you vote your shares of Common Stock on the GOLD universal proxy card as follows:

1.

“FOR” Johnny Hartnett, Carlos Ruisanchez and William Clifford to serve as Class II members of the Board until the 2028 annual meeting of shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof) or until their respective successors are duly elected and qualified. For more information about how your GOLD universal proxy card will be voted, see “How will your proxy card be voted in the election of directors?” below.

The GOLD universal proxy card will also allow shareholders to vote on the following proposals, for which we make no recommendation on how to vote your shares of Common Stock and we will vote as you instruct:

1.	The ratification of the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

2.	The proposal to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the Annual Meeting.

3.	The proposal to approve the second amendment to the Company’s Long Term Incentive Compensation Plan, as originally adopted on June 7, 2022 and first amended on June 6, 2023, to increase the number of shares reserved for issuance thereunder by 8,563,000 shares.

4.	The proposal to approve, on a non-binding, advisory basis, a shareholder proposal regarding the commissioning of a report on the effects of a company-wide non-smoking policy.

The Company’s proxy statement for the Annual Meeting provides that as of April 24, 2025, there were 150,852,769 shares of Common Stock outstanding and that each share of Common Stock is entitled to one vote on all matters presented at the Annual Meeting.

This proxy solicitation is being made by HG Vora and not on behalf of the Board or the Company’s management. HG Vora Capital Management, LLC, HG Vora Special Opportunities Master Fund, Ltd., Downriver Series LP – Segregated Portfolio C, Parag Vora, William Clifford, Johnny Hartnett and Carlos Ruisanchez may be deemed “participants” under U.S. Securities and Exchange Commission (“SEC”) rules in this solicitation.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The proxy materials are available at no charge at www.[●].com.

REGARDLESS OF WHETHER YOU INTEND TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY AUTHORIZING A PROXY TO VOTE “FOR” THE INDEPENDENT NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

IMPORTANT VOTING INFORMATION

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD universal proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock to be voted (instructions are on your GOLD universal proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD universal proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on your behalf on the enclosed GOLD voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GOLD voting instruction form.

Any shareholder who wishes to vote may do so using the GOLD universal proxy card. Do not use the Company’s proxy card or voting instruction form if you vote using the GOLD universal proxy card. The Company’s proxy card and voting instruction form only permits you to vote for Mr. Hartnett and Mr. Ruisanchez. Shareholders are permitted to vote “FOR” up to three (3) of the Nominees on the GOLD universal proxy card. For more information about how your GOLD universal proxy card will be voted, see “How will your proxy card be voted in the election of directors?” below.

The GOLD universal proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the PBCL. For more information about Subchapter E of Chapter 25 of the PBCL, see “What is Subchapter E of Chapter 25 of the PBCL?” below.

YOU MAY HAVE ALREADY RECEIVED, OR WILL SOON RECEIVE, A PROXY CARD FROM THE COMPANY. PLEASE RETURN ONLY THE ENCLOSED GOLD UNIVERSAL PROXY CARD AND DO NOT RETURN THE COMPANY’S PROXY CARD. WHILE YOU CAN VOTE ON ANY CARD YOU RECEIVE, WE URGE YOU TO DISREGARD AND NOT TO RETURN THE COMPANY PROXY CARD WHICH ONLY PERMITS YOU TO VOTE FOR MR. HARTNETT AND MR. RUISANCHEZ. INSTEAD, PLEASE RETURN THE GOLD UNIVERSAL PROXY CARD WHICH PERMITS YOU TO VOTE FOR ALL THREE (3) NOMINEES. ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY (I) DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING, (II) VOTING VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE GOLD UNIVERSAL PROXY CARD OR (III) VOTING VIRTUALLY AT THE ANNUAL MEETING.

Okapi Partners LLC (“Okapi”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders may call toll-free: (877) 629-6355

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

It is important that your shares of Common Stock be represented and voted at the Annual Meeting. Accordingly, regardless of whether you plan to attend the Annual Meeting in person, please complete, date and sign the GOLD universal proxy card that has been provided to you by us (and not any proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote with respect to the Nominees to serve as Class II members of the Board until the 2028 annual meeting of shareholders.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
REASONS FOR THE SOLICITATION	2
BACKGROUND TO THIS SOLICITATION	5
CERTAIN LITIGATION	15
QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION	16
PROPOSAL NO. 1—ELECTION OF NOMINEES	25
PROPOSAL NO. 2—RATIFICATION OF THE APPOINTMENT OF PWC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	29
PROPOSAL NO. 3—ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS	29
PROPOSAL NO. 4—THE PROPOSAL TO APPROVE THE SECOND AMENDMENT TO THE COMPANY’S LONG TERM INCENTIVE COMPENSATION PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 8,563,000 SHARES	29
PROPOSAL NO. 5—ADVISORY VOTE TO APPROVE A SHAREHOLDER PROPOSAL REGARDING THE COMMISSIONING OF A REPORT ON THE EFFECTS OF A COMPANY-WIDE NON-SMOKING POLICY	29
OTHER PROPOSALS	29
NO APPRAISAL OR DISSENTER’S RIGHTS	30
SOLICITATION OF PROXIES	30
CERTAIN INFORMATION REGARDING THE PARTICIPANTS	30
INFORMATION REGARDING SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS	33
CERTAIN ADDITIONAL INFORMATION	33
EXHIBIT A	35
COMPANY 14A-19 NOTICE	35
ANNEX A TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS:	37
ANNEX B	38

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains “forward-looking statements” that can be identified by the fact that they do not relate strictly to historical or current facts. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “intends,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “would” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if HG Vora’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by HG Vora that the future plans, estimates or expectations contemplated will ever be achieved. The information herein does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. HG Vora undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

1

REASONS FOR THE SOLICITATION

As of the date of this Proxy Statement, HG Vora Capital beneficially owns 7,250,000 shares of Common Stock,1 representing approximately 4.80% of the Company’s outstanding shares of Common Stock, making HG Vora one of the Company’s largest shareholders.2 Since making its first investment in the Company in 2010, HG Vora has been following the Company and continues to believe that there is significant value in the Company’s regional casino portfolio and collection of Interactive assets.

From our perspective, however, the Company’s performance and leadership have been a disappointment to investors:

•	The Company’s total shareholder returns over many time periods have lagged behind those of its peers and market benchmarks.

	Relative Total Shareholder Return Ending April 17, 2025
Company TSR[3] Relative to:	1-Year	3-Year	5-Year	10-Year	During CEO’s Tenure
Company Performance Peers[4]	18%	(56%)	(77%)	(53%)	(15%)
US Gaming Peers[5]	(17%)	(58%)	(109%)	(355%)	(94%)
Russell 3000 Casino & Gambling Index	9%	(50%)	(48%)	(52%)	(26%)
S&P 500 Index	(18%)	(87%)	(96%)	(214%)	(121%)
S&P 600 Index	(8%)	(58%)	(74%)	(101%)	(69%)

•	We believe that the Company’s Interactive strategy has been misguided.

Since the beginning of 2020, the Company has spent more than $3.4 billion on acquisitions and media partnerships6 for its Interactive segment – nearly 60% more than the Company’s current market value.7

Yet, during the same period, the Company’s Interactive segment has generated a cumulative Adjusted EBITDAR loss of nearly $1 billion.8 Worse still, there is no indication that the Interactive segment’s prospects will improve materially in the near term; analysts expect the segment to lose $165 million in 2025.9

In our view, the Company’s investment in online sports betting has been an abject failure.

•	The Company’s operating performance has deteriorated.

[1]	Along with certain derivative instruments that provide economic exposure to the Common Stock, as detailed in this Proxy Statement.

[2]	Source: FactSet. Data as of April 17, 2025.

[3]	Source: Bloomberg.

[4]	Includes Boyd Gaming Corporation, Caesars Entertainment Inc., Las Vegas Sands Corp., MGM Resorts International, Red Rock Resorts, Inc. and Wynn Resorts, Limited. Peer data refers to median.

[5]	Includes Boyd Gaming Corporation, Caesars Entertainment Inc., Churchill Downs Incorporated, MGM Resorts International and Red Rock Resorts, Inc. Peer data refers to median.

[6]	Source: FactSet and Company’s Form 10-K for the year ending December 31, 2024. Total investment is inclusive of the acquisition of BarStool Sports, Inc. (approximately $551 million) and theScore (approximately $2.1 billion), the grant date fair value of warrants issued to ESPN in connection with the ESPN Bet transaction (approximately $550 million) and payments to ESPN under the Sportsbook Agreement (per the Company’s 2024 Annual Report on Form 10-K, during the years ended December 31, 2024 and 2023, the Company recognized expenses of $179.2 million and $33.3 million, respectively, related to the Sportsbook Agreement).

[7]	Source: FactSet. Data as of April 17, 2025.

[8]	Source: Company’s Form 10-K for each of the years ending December 31, 2020 and December 31, 2024.

[9]	Source: FactSet. Based on consensus Adjusted EBITDAR estimate as of April 17, 2025.

2

Despite the Company’s significant investment in its Interactive segment, the Company’s financial results in 2024 were materially worse than they were prior to Jay Snowden’s tenure as the Company’s Chief Executive Officer with respect to several key metrics:

$ in millions, except per share data[10]	2019	2024	% Change
Revenue	$5,301	$6,578	24%
EBITDAR	$1,438	$1,126	(22%)
% Margin	27%	17%	-1,001 bps
Adjusted EBITDAR	$1,605	$1,292	(19%)
% Margin	30%	20%	-1,063 bps
GAAP Earnings per Share	$0.37	($2.05)	(650%)
Average Diluted Shares (mm)	117.8	152.1	+29%
Lease-Adjusted Net Leverage	5.5x	7.3x	+1.8 turns
Net Leverage	2.4x	5.5x	+3.1 turns

•	In our view, the Company’s Board has failed to appropriately align executive compensation and performance.

Over the last three (3) years, the Company’s shareholders have sent a strong signal through the annual Say-on-Pay vote regarding the failure of the Company to align pay with performance. During 2022, 2023 and 2024, only 17 companies in the S&P 600 index had a lower average Say-on-Pay vote than the Company.11

The root cause of the Company’s poor record of shareholder support for its Say-on-Pay proposals is, in our view, an executive compensation program that is misaligned with shareholder interests.

In April 2021, a little over a year into his tenure as Chief Executive Officer, the Board awarded Mr. Snowden two supplemental equity awards (the “Mega-Grants”). The Mega-Grants entitled Mr. Snowden to earn stock that could be worth up to nearly $200 million, assuming the various stock price hurdles are met.12 This is more than four (4) times the compensation Mr. Snowden had been awarded over the ten (10) years prior to the Mega-Grants.13

We believe the Mega-Grants incentivized Mr. Snowden to pursue an aggressive growth strategy focused on the Interactive segment, rather than focus on the more stable and consistently profitable core casino business.

[10]	Source: Bloomberg, FactSet and Company’s Form 10-K for each of the years ending December 31, 2021, December 31, 2022 and December 31, 2023.

[11]	Source: FactSet. Includes annual meetings held from January 1, 2022 to December 31, 2024.

[12]	Based on the total number of shares Mr. Snowden was eligible to earn under the Stock Price Hurdle Award (300,000) multiplied by the stock price hurdle of the last tranche ($324.16 per share), plus the total number of shares Mr. Snowden was eligible to earn under the Relative TSR Hurdle Award (i.e., up to 100% of the shares earned under the Stock Price Hurdle Award, or 300,000 shares) multiplied by the stock price hurdle of the last tranche ($324.16 per share).

[13]	Source: Company filings. Based on Mr. Snowden’s compensation as disclosed in the Summary Compensation Tables from 2011 to 2020.

3

•	In our view, the Company’s corporate governance framework is not shareholder friendly.

We believe the Company’s governance framework makes it challenging for shareholders to hold the Board accountable. The Board is classified, so the Company’s directors stand for reelection by shareholders only once every three (3) years. The Company has a plurality voting standard for uncontested elections, such that a single vote is sufficient to reelect an incumbent. Shareholders are also prohibited from taking action by written consent, barred from calling special meetings, unable to fill Board vacancies and restricted from nominating candidates via proxy access.

Unfortunately, the Company’s governing documents set a high bar for shareholders to make or approve governance enhancements, with both the Bylaws and the Company’s Second Amended and Restated Articles of Incorporation (the “Charter”) containing supermajority vote provisions requiring approval of 75% of votes cast for shareholders to approve amendments to the Charter or amend the Bylaws.

We believe the Board bears ultimate responsibility for the Company’s failure to generate strong returns for shareholders.

The Nominees – Johnny Hartnett, Carlos Ruisanchez and William Clifford – are independent from the Company and HG Vora, accomplished and eager to bring their considerable skills and expertise to the Board. Each of the Nominees possesses decades of experience in the gaming and hospitality industry and is committed to working constructively with the Company’s other directors to provide proper oversight of management, improve the Company’s performance and help create long-term value for shareholders.

4

BACKGROUND TO THIS SOLICITATION

HG Vora was founded in 2009 by Mr. Vora and has deep experience investing in the gaming sector. Since making its first investment in the Company in 2010, HG Vora has been closely following the Company and from time to time engaged in dialogue with members of the Company’s management. The material interactions or background events concerning HG Vora and the Company are as follows:

•	On January 29, 2020, less than a month into Mr. Snowden’s tenure as President and Chief Executive Officer, the Company announced that it had entered into an agreement to acquire a 36% interest in Barstool Sports, Inc. (“Barstool Sports”), a digital sports media company, for approximately $163 million in cash and convertible preferred stock. Under the agreement, the Company became Barstool Sports’ exclusive gaming partner and had the sole right to utilize the Barstool Sports brand for all of the Company’s online and retail sports betting and iCasino products.

•	On August 5, 2021, the Company announced that it had entered into a definitive agreement whereby the Company would acquire Score Media and Gaming, Inc. (“theScore”), a digital media and sports betting and technology company, for approximately $2.0 billion in cash and stock, more than 90 times theScore’s annualized revenue as of its most recent fiscal quarter prior to the transaction.[14] The Company’s Common Stock closed that day at $72.26 per share.

•	On February 17, 2023, the Company announced that it had acquired the remaining 64% interest in Barstool Sports for approximately $388 million.

•	On May 9, 2023, with the Company’s Common Stock trading below $30 per share, Mr. Vora and Justin Kerber from HG Vora met with Mr. Snowden and shared HG Vora’s detailed views on the Company’s capital structure and capital allocation.

•	On May 11, 2023, at the request of Mr. Snowden in preparation for his upcoming discussion with the Board, Mr. Kerber e-mailed Mr. Snowden a presentation of HG Vora’s views on the Company’s capital structure and capital allocation.

•	On May 31, 2023, Felicia Hendrix, the Company’s Chief Financial Officer, e-mailed Mr. Kerber seeking HG Vora’s support for the Company’s management recommendations for the 2023 annual meeting of the shareholders, specifically in regards to the request for additional share authorization for the Long Term Incentive Plan program.

•	On June 2, 2023, David Handler and the Company’s shareholder outreach team discussed the Company’s 2023 proxy proposals with Mr. Kerber and Jason Gart from HG Vora. Mr. Kerber expressed concerns about the amount of dilution to shareholders from increased stock-based compensation and highlighted issues raised by independent proxy research firm Institutional Investor Services (“ISS”).

•	On August 8, 2023, the Company announced that it had sold Barstool Sports back to its founder, David Portnoy, in exchange for monetary consideration of $1 and certain non-compete and other restrictive covenants. In conjunction with this disposal of Barstool Sports, the Company recognized a loss of $923.2 million in the third quarter of 2023.

[14]	During the three months ended May 31, 2021, theScore had generated approximately USD$5.3 million in revenue, based on the exchange rate as of May 31, 2021.

5

That same day, the Company announced that it had entered into a U.S. online sports betting partnership with ESPN, Inc. and ESPN Enterprises, Inc. (together, “ESPN”). Under the agreement, the Company agreed to make $1.5 billion in cash payments to ESPN over a ten-year term and grant ESPN approximately $500 million of warrants to purchase 31.8 million of the Company’s Common Stock, in exchange for media, marketing services, brand and other rights provided by ESPN. In its press release announcing the transaction, the Company claimed that the ESPN transaction provided “an estimated $500 million to $1.0 billion+ of annual long-term Adjusted EBITDA potential in [the Company’s] Interactive segment.” On the Company’s quarterly earnings call held that same day, Mr. Snowden noted that “the bottom end of the [market share] range on Slide 9 [(i.e., 10%)] is going to be a level that we’re starting to get excited about.”

•	On August 9, 2023, Robert A. Iger, Chief Executive Officer of The Walt Disney Company (the parent company of ESPN), stated that the Company had “stepped up in a very aggressive way and made an offer to us [for the rights to ESPN Bet] that was better than any of the competitive offers by far (emphasis added).”

•	On September 12, 2023, HG Vora sent a letter to the Board sharing HG Vora’s views, and expressing interest in hearing the Board’s perspective, on the Company’s investment in the Interactive segment, the ESPN Bet transaction, capital allocation, Board oversight of management, and alignment with shareholders.

•	On September 13, 2023, Mr. Handler invited Mr. Vora to meet with the Board on September 19, 2023 in Philadelphia and introduce HG Vora to the Board.

•	On September 19, 2023, Mr. Vora, Mr. Kerber, Marcus Dunlop, and Mandy Lam from HG Vora met with the Board in Philadelphia.

•	On October 27, 2023, at the request of the Company, HG Vora entered into a confidentiality agreement with the Company for the purpose of providing input on the Company’s earnings for the third quarter of 2024 to refine messaging to the Company’s investors. From October 27, 2023 to November 2, 2023, representatives of HG Vora discussed the Company’s upcoming earnings materials with members of the senior management of the Company. HG Vora emphasized the need to address investor fears of uncapped spending on ESPN Bet. Mr. Snowden found the recommendations “very productive and valuable” and agreed that a slide in the earnings materials which capped ESPN Bet spend was “really critical”.

•

On November 2, 2023, the Company reported financial results for the third quarter of 2023. Mr. Snowden gave guidance for Interactive segment losses of between $100 - $150 million in the fourth quarter of 2023 while outlining the Company’s expectation that cumulative losses in the Interactive segment over the next three (3) years would be limited to approximately $300 million before reaching profitability. The Company’s Common Stock closed that day approximately 14% higher than the prior day at $22.34.

•	On December 18, 2023, Mr. Vora, Mr. Kerber and Mr. Snowden met for dinner in Boston. Mr. Vora requested that the Company grant HG Vora the right to designate two (2) directors to the Board that HG Vora would identify as independent from the Company, subject to the Board’s exercise of its fiduciary judgment and vetting.

•	On December 28, 2023, HG Vora filed a Schedule 13D with the SEC (i) disclosing ownership of approximately 9.6% of the Company’s outstanding Common Stock and total economic ownership equal to an equivalent of approximately18.5% of the Company’s Common Stock, (ii) indicating that HG Vora believed the Company had meaningfully underperformed its peers, and (iii) consequently, that HG Vora had requested that the Company afford HG Vora the right to designate highly-qualified directors to the Board who would be committed to working with the Company’s management and fellow Board members to help the Company realize its full potential.

•	On January 2, 2024, HG Vora sent the Company a request (the “January 2 Request”) for copies of the Company’s form of director questionnaire and consent and representation agreement, in each case, in accordance with the Bylaws for purposes of proposing nominees for election to the Board. The deadline for a shareholder to submit a notice of its intention to nominate candidates for the Board at the 2024 annual meeting of shareholders was February 7, 2024 (the “2024 Advance Notice Deadline”).

•	On January 3, 2024, the Company responded to the January 2 Request acknowledging receipt of the request, but did not provide the requested documents.

•

On January 4, 2024, the gaming regulator in one state where the Company operates notified HG Vora that HG Vora was required to submit licensure applications in connection with its investment in the Company because, in the regulator’s view, HG Vora no longer qualified for status as an institutional investor that would otherwise be exempt from licensing requirements under state gaming regulatory law.

6

•	On January 8, 2024, HG Vora sent the Company a follow-up e-mail again requesting the documents or an explanation for the delay. That same day, the Company responded that it was “prohibited by one of its state regulators from taking any further actions with respect to HG Vora.” The Company did not identify such regulator.

•	On January 9, 2024, the Company sent HG Vora the documents requested in the January 2 Request.

•	On January 12, 2024, HG Vora sent a letter to the Company (the “January 12 Letter”) to bring to the Company’s attention the fact that the unequal allocation of members across each class of the Company’s Board was in violation of the PBCL and the Charter and disenfranchises shareholders by artificially constricting the number of directors who may stand for re-election at the Company’s 2024 annual meeting of shareholders.

•	On January 16, 2024, HG Vora filed a Schedule 13D amendment with the SEC disclosing the January 12 Letter.

•	On and after January 19, 2024, HG Vora received notices from gaming regulators in certain other states where the Company operates advising that HG Vora was required to submit licensure or similar applications in connection with its investment in the Company because, in part, it no longer qualified for status as an institutional investor that would otherwise exempt HG Vora from proceeding through a more extensive review by gaming regulators.

•	On and after January 25, 2024, HG Vora began submitting appropriate applications in states where it was required to do so by state gaming regulators and in states where HG Vora determined it was desirable to do so.

•	On January 31, 2024, the Company announced that Benji Levy, Head of Interactive and President and Chief Operating Officer of theScore, would be stepping down from his role at PENN Interactive, and that John Levy, Executive Chairman of theScore, was also stepping down alongside Aubrey Levy and Noah Levy, who also worked for PENN Interactive. The Company acknowledged an ongoing search for a new Head of Interactive.

•

During the month of January 2024, through discussions between HG Vora’s state gaming legal counsel and state gaming regulators in over two dozen states where the Company operates, HG Vora understood that, with limited exception, HG Vora would not be restricted from submitting a notice of its intention to nominate directors prior to the 2024 Advance Notice Deadline. On February 2, 2024, however, the Investigations and Enforcement Bureau (“IEB”) of the Massachusetts Gaming Commission (“MGC”) informed HG Vora’s gaming counsel that “HG Vora may not nominate an individual for election at PENN’s shareholder meeting unless [MGC] has first determined whether HG Vora meets the qualifications for licensure. …In light of the current workload of the [IEB], this necessary process will not be complete before the anticipated shareholder meeting in late spring or early summer 2024. As such, HG Vora will not be in a position to nominate an individual for election at that meeting and the question of whether it may make a ‘recommendation of a nominee’ to PENN’s Board is moot. The [IEB] recognizes that HG Vora has begun the process of submitting qualifier application materials and the Division of Licensing is currently reviewing those materials.”

•	On February 7, 2024, the 2024 Advance Notice Deadline passed without HG Vora being in a position to submit a notice of intention to nominate directors.

•	On February 15, 2024, the Company reported financial results for the fourth quarter of 2023 and year ended December 31, 2023, the first full quarter since the Company announced the transaction with ESPN. The Company reported an Adjusted EBITDA loss for the quarter of $338.8 million for the Interactive segment, which includes the results of ESPN Bet. The Company’s Common Stock closed down almost 14% at $19.39 per share.

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•	On March 20, 2024, the Company increased the size of the Board from nine (9) directors to ten (10) directors, and subsequently elected Anuj Dhanda to fill the vacancy as a Class I director, thereby addressing the violation of PBCL raised by HG Vora in the January 12 Letter.

•	On May 2, 2024, the Company held an earnings call to report on results from the first quarter of 2024. Following earnings calls, the Company customarily holds calls with certain investors, on an individual basis, commonly referred to as the “call back schedule.” HG Vora has historically been included on the Company’s call back schedule.

•	On May 6, 2024, HG Vora was placed on the Company’s call back schedule with Mr. Snowden and other representatives of the Company, where HG Vora asked questions relating to the Company’s earnings for the first quarter of 2024.

•	On August 8, 2024, the Company held an earnings call to report on results from the second quarter of 2024. That same day, HG Vora attended, in listen-only mode, a Citizens JMP Bank-hosted post-earnings call with representatives from the Company.

•	On August 12, 2024, HG Vora was placed on the Company’s call back schedule with Mr. Snowden and other representatives of the Company, where HG Vora asked questions relating to the Company’s earnings for the second quarter of 2024.

•	On September 3, 2024, HG Vora filed a Schedule 13D amendment with the SEC disclosing ownership of approximately 9.5% of the Company’s outstanding Common Stock.

•	In late September 2024, the IEB informed HG Vora that the IEB’s review of HG Vora’s licensure applications which HG Vora began submitting to the MGC on January 25, 2024, would not be completed in 2024.

•	On October 11, 2024, HG Vora submitted a letter to the MGC seeking emergency relief to expedite the review of HG Vora’s application for licensure by the IEB or, alternatively, allow HG Vora to exercise its fundamental shareholder right to nominate directors as set forth in the Bylaws while its licensure review was ongoing. HG Vora stated in its letter:

“HG Vora finds itself at an untenable crossroads. Massachusetts stands alone among the 26 states where PENN operates that have considered whether, and to what extent, HG Vora may preserve the option to nominate directors to PENN’s board. Indeed, to HG Vora’s knowledge, following extensive diligence in these states, the Commonwealth is the only state at this time taking the express position that its rules – rules that are generally similar across these states – prohibit HG Vora from preserving its right to submit advance notice of its intent to recommend director nominees to PENN.”

“HG Vora has cooperatively and transparently addressed this very issue – the extent to which it can exercise its shareholder rights under PENN’s bylaws – in 26 states. As noted, to HG Vora’s knowledge, following extensive diligence in these states, Massachusetts remains the only state at this time taking the position that HG Vora cannot proceed with providing advance notice to PENN of recommended board nominees – despite having filed a complete license application. Indeed, 12 states (including Nevada, Ohio, Virginia, and Washington) do not require HG Vora to submit any applications. Seven states (including Colorado, Iowa, Michigan, and Missouri) placed no restrictions on HG Vora following the submission of applications or a determination that such applications are sufficiently complete. Importantly, in other states, such as Illinois, where appropriate applications were required and HG Vora was restricted from engaging in certain shareholder activities (such as participation in PENN’s board nomination process), the gaming regulator has since confirmed that [HG Vora] is no longer restricted from engaging in such activities, in large part due to its prompt review and consideration of application materials submitted by HG Vora and the clear, respectful, and prompt cooperation by HG Vora with the regulatory and investigative process.”

8

•	On November 19, 2024, as a result of continued discussions with the IEB and the General Counsel’s Office of the MGC, HG Vora submitted a letter to the MGC with a revised and narrowed request for relief:

“We now ask instead that the Commission exercise its discretion to permit HG Vora to take the limited procedural step required by PENN’s bylaws of submitting, by February 4, 2025, advance notice of recommended board candidates. The effect of submitting such notice is two-fold – it provides personal information about suggested board candidates for consideration by the Nominating and Governance Committee (“NGC”), the governing body within PENN that conducts an annual process for recommending final Board candidates and, if the NGC determines not to recommend such suggested candidates, it preserves HG Vora’s eligibility to nominate them as candidates by filing its own proxy statement in early to mid-April 2025 and be present at the [June] 2025 annual meeting to formally nominate such candidates for election. In furtherance of the mission and goals of the IEB and, more broadly, the Commission, HG Vora would agree that this relief be subject to satisfaction of the following conditions: (i) a determination reached by the IEB that such procedural step to preserve eligibility to nominate director candidates is not moot (i.e., there is a reasonable expectation that a licensure determination can be reached in time for the shareholder to exercise its right to nominate such candidates at PENN’s annual meeting); and (ii) during the pendency of its licensure application, HG Vora shall (x) not take any action to influence or affect the affairs or operations of PENN and (y) comply with specific requirements as IEB may determine are necessary or appropriate to ensure the status quo between HG Vora and PENN is maintained, until such time as the Commission has reached a determination that HG Vora meets the qualifications for licensure.”

•	On November 11, 2024, the Company held an earnings call to report results from the third quarter of 2024. That same day, HG Vora was included on the Company’s call back schedule. Since that date, the Company has not offered to include HG Vora on the Company’s call back schedule.

•	On December 16, 2024, the MGC held a public meeting to consider, among other things, HG Vora’s request for relief. At the public meeting, Ms. Lam stated HG Vora’s understanding from the IEB that there was a reasonable expectation that the licensure review process for HG Vora would be completed by the IEB in the first quarter of 2025. The Company’s outside corporate counsel made an appearance at the meeting and argued that HG Vora should be barred from nominating directors.

Among other things, such counsel stated:

“The request by the applicant [HG Vora] is to preserve their eligibility [to nominate directors]. It will not preserve the status quo for PENN. It will have dramatic impact on the status quo.

Let me explain. Once the notice of nomination is made, the proxy fight is started. That is how the market interprets these filings. That is how the market will interpret this filing. The SEC filing will generate enormous publicity virtually instantaneously. You will see headlines within an hour or two from the media, which will say, quote, “activist commences proxy contest at PENN Entertainment.” Market analysts within 4 hours will present, will put out their reviews of what's going on at PENN. The shareholder base at PENN will change considerably, which happens in proxy contests. Longer term holders will sell out to event-driven market professionals. Importantly, existing and new potential investors in PENN will be on the phone constantly. They'll be calling PENN and they'll be calling the applicant, and they will ask things like, ‘Who are your nominees? What is their connection to the applicant? What is the campaign platform?’ and ‘How will you change the company once were your nominees to be elected?’ … The communications which will be made by various stockholders or potential stockholders, the calls… they will be impossible to monitor. Who's making the calls. What the responses will be. … There will be probably hundreds of phone calls. People calling the applicant and saying, ‘what do you have in mind for this company?’ There's been no mention of that interplay. That is what happens in a proxy contest. That is what would happen here if the extraordinary relief is granted. News of the nomination will significantly alter PENN's dealings with all of its constituencies, when it talks to its team members, when it talks to its lenders, business partners, other stakeholders. The first question on everybody's mind is ‘tell me about the proxy contest.’

9

… When a company is responding to a proxy contest, that activity becomes completely time-consuming. It is the primary thing that most, the most senior executives in that company, and the board of directors of a company spend their time on, and it will continue unceasingly from the time of receipt of the notice, which has to happen by February 4th [,2025], until the annual meeting, which is typically held in early June.

So, if the question is, may these actions influence or affect PENN's affairs, our answer: it will have a tremendous impact on PENN's affairs and the status quo that which exists today will be unalterably changed.

… The proposed solution, were it to be permitted, will trigger the harm sought to be protected against. That is a shareholder, which is not licensed, will be permitted to take an action that will definitively and dramatically affect the affairs of a licensed issuer. The action, if permitted, will be very big news in this in this sector, in the gaming sector. And as you can imagine, this will have significant precedential value for all licensed issuers….”

A complete transcript of such counsel’s statement will be made available on our website at www.[●].com.

Following this statement from the Company’s outside counsel and ensuing discussion among the MGC, HG Vora and HG Vora’s outside counsel, the MGC denied HG Vora’s request for relief at the December 16, 2024 meeting. In light of prior statements that the IEB may be able to complete its review of HG Vora’s licensure application in the first quarter of 2025, the MGC stated that it would be willing to be flexible with its schedule if the IEB’s processes could be completed in time for the Company’s February 4, 2025 deadline for the submission of director nominations under the Bylaws.

•	On December 19, 2024, the IEB informed HG Vora’s gaming counsel that it could not complete licensure review of HG Vora by February 4, 2025.

•	On January 14, 2025, HG Vora filed a Schedule 13D amendment with the SEC disclosing that HG Vora restructured its investment in the Company. HG Vora reduced its ownership of the Company’s outstanding Common Stock to less than 5% while maintaining its economic interest. As a result, HG Vora was no longer restricted under applicable gaming regulations in any state where the Company operates (in particular, Massachusetts) from submitting advance notice of director nominations.

•	On January 14, 2025, HG Vora’s outside counsel, on behalf of HG Vora, sent the Company a request for copies of the Company’s form director questionnaire and consent and representation agreement, in each case, in accordance with the Bylaws for purposes of proposing nominees for election to the Company’s Board.

•	On January 17, 2025, the Company sent HG Vora’s outside counsel the requested documents.

•	On January 29, 2025, HG Vora delivered a 227-page nomination notice (the “Nomination Notice”) to the Company giving notice that HG Vora will nominate three (3) independent individuals to serve as Class II members of the Board at the Annual Meeting. The Nomination Notice included extensive details, among other things, about each Nominee’s employment history, investments, and licensing history and completed and executed copies of the form director questionnaire and form representation agreement provided by the Company on January 17, 2025.

That same day, HG Vora issued a press release announcing that it would be nominating three (3) independent individuals to serve as Class II members of the Board at the Annual Meeting.

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That same day, the Company issued a press release acknowledging receipt of HG Vora’s director nominations.

•	On January 30, 2025, the Company’s outside counsel contacted HG Vora’s outside counsel stating that, upon the Company’s review of the Nomination Notice, the Company realized that the form director questionnaire provided by the Company on January 17, 2025 contained an error in that the questionnaire requested information about the wrong independent registered public accounting firm. The Company’s outside counsel then requested that each Nominee submit via e-mail responses to the relevant questions about PwC, the Company’s actual independent registered public accounting firm.

That same day, within hours, the Nominees confirmed via e-mail their independence of PwC.

•	On February 4, 2025, HG Vora’s outside counsel delivered to the Company a demand letter under Section 1508 of the PBCL (the “Demand Letter”) to inspect and make copies or extracts from the Company’s share register, list of shareholders and other books and records related to the record and beneficial owners of the Company’s capital stock.

•	On February 11, 2025, Master Fund entered into a confidentiality agreement with the Company in connection with the receipt of certain materials requested in the Demand Letter.

•	On February 12, 2025, the Company’s outside counsel sent HG Vora’s outside counsel a letter (the “February 12 Letter”) citing alleged “deficiencies” in the Nomination Notice.

•	On February 14, 2025, at the Company’s request, representatives of the Company and representatives of HG Vora spoke by video conference call. Representatives of the Company indicated that a dialogue with HG Vora was “long overdue.”

•	On February 19, 2025, HG Vora’s outside counsel sent a letter to the Company’s outside counsel rejecting the assertions of alleged deficiencies in the Nomination Notice and stating that HG Vora believed that the Company chose to advance incorrect and trivial matters, raising concern that the Company is trying to weaponize the advance notice provisions of the Bylaws to deny shareholders the right to vote on an alternative slate of director nominees. For example, the February 12 Letter alleged that the Nomination Notice (i) impermissibly sought to apply disclosure in any section of the Nomination Notice to all other sections of the Nomination Notice and (ii) impermissibly sought to incorporate by reference filings HG Vora made with the SEC. Nevertheless, in an effort to be cooperative and advance the Nominees, HG Vora’s outside counsel responded to each of the Company’s allegations and, on a voluntary and supplemental basis, provided additional information about HG Vora and the Nominees, including by submitting an amended and restated notice supplement.

•	On February 21, 2025, the Company’s outside counsel sent HG Vora’s outside counsel an e-mail requesting that the Nominees make themselves available for interviews by Vimla Black-Gupta and Marla Kaplowitz, the Board’s independent directors from the Nominating and Corporate Governance Committee, and Tom Auriemma, the non-director member of the Company’s Compliance Committee.

•	On February 27, 2025, the Company reported financial results for the fourth quarter of 2024 and year ended December 31, 2024, and filed its annual 10-K for fiscal year 2024. The Company reported an Adjusted EBITDAR loss of approximately $500 million in the Interactive segment in 2024. During the Company’s earnings call that same day, Ms. Hendrix noted that the Company’s guidance for 2025 assumed a market share for ESPN Bet of just 4.7%. In the 10-K for fiscal year 2024, the Company acknowledged that HG Vora had nominated three (3) director candidates to stand for election at the Annual Meeting.

•	On March 3, 2025, Ms. Black-Gupta and Ms. Kaplowitz interviewed Mr. Ruisanchez. Mr. Auriemma did not attend to the meeting as planned.

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That same day, Josh Sidwell, the Company’s Deputy General Counsel, sent Mr. Ruisanchez an e-mail requesting a meeting with Mr. Auriemma, who failed to attend the originally scheduled interview, and meetings with Mr. Snowden and Mr. Handler.

•	On March 4, 2025, Mr. Sidwell sent each of Mr. Hartnett and Mr. Clifford an e-mail requesting a meeting with Mr. Snowden.

•	On March 6, 2025, Ms. Black-Gupta, Ms. Kaplowitz, and Mr. Auriemma interviewed Mr. Hartnett by video conference call.

•	On March 6, 2025, Mr. Auriemma and Chris Soriano, the Company’s Chief Compliance Officer, interviewed Mr. Ruisanchez by video conference call.

•	On March 10, 2025, Ms. Black-Gupta, Ms. Kaplowitz, and Mr. Auriemma interviewed Mr. Hartnett by video conference call.

•	On March 10, 2025, Mr. Hartnett met with Mr. Snowden by video conference call.

•	On March 11, 2025, Mr. Clifford met with Mr. Snowden by video conference call.

•	On March 13, 2025, Mr. Ruisanchez met with Mr. Snowden in Las Vegas.

•

On March 25, 2025, Goldman Sachs and Evercore, as representatives of the Company, and representatives of HG Vora spoke by video conference call. The Company representatives explained they were assisting the Company in the contested election for the Annual Meeting, though they had been initially hired by the Company for unrelated strategic matters. The representatives of the Company offered to avoid a proxy contest by having one of the Board’s directors retire from the Board at the Annual Meeting and adding Mr. Hartnett to the Board immediately (the “March 25 Proposal”). The Company representatives noted that the Board had been searching for a new director with digital or interactive experience for six months and that Mr. Hartnett has “exactly the profile” the Company was looking for in such a director.

•

On March 27, 2025, representatives of the Company and a representative of HG Vora spoke by video conference call. The HG Vora representative noted that the March 25 Proposal appeared to be an attempt by the Company to resolve the proxy contest with as little change to the Board’s composition as possible and without a commitment to reviewing the Company’s capital allocation, and thus strategy and execution, with fresh perspectives. Accordingly, the HG Vora representative rejected the March 25 Proposal and emphasized HG Vora’s commitment to ensuring the membership of the Board was changed in a manner that would serve shareholder interests and provide confidence to shareholders that the Board had three (3) directors with sufficient expertise and objectivity to properly oversee the Company’s capital allocation, and thus strategy and execution.

•

On April 3, 2025, representatives of the Company and a representative of HG Vora spoke by video conference call. The Company representatives reiterated the March 25 Proposal of immediately adding Mr. Hartnett to the Board, and proposed adding Mr. Ruisanchez (but not Mr. Clifford) to a short list of candidates that would be considered for a second Board seat and permitting HG Vora to have “input on [the] process” of identifying a new director for this second Board seat (the “April 3 Proposal”).

•	On April 10, 2025, representatives of the Company and a representative of HG Vora spoke by video conference call. The HG Vora representative rejected the April 3 Proposal and reiterated that it is HG Vora’s belief that the Board needs three (3) new directors with fresh perspectives to properly oversee the Company’s capital allocation, and thus strategy and execution, in order to maximize shareholder value. The Company representatives shared their view that HG Vora would face gaming regulatory hurdles in their proxy fight. The HG Vora representative responded that HG Vora has been, and continues to be, regularly engaged with the state gaming regulators to ensure all regulatory requirements are satisfied as it proceeds with this proxy context and give the Company’s shareholders the opportunity to vote on potential changes to the Board.

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•

On April 14, 2025, representatives of the Company reached a representative of HG Vora by telephone. During the call, the Company representatives indicated that the Company would be submitting its required notice under Rule 14a-19 to HG Vora on the following day. The Company representatives indicated that, although the relevant SEC rule required the Company to identify the candidates it intended to nominate for the Board, the Company would instead name the three (3) incumbent directors whose director terms expired at the Annual Meeting as “placeholders.”

•

On April 15, 2025, representatives of the Company and a representative of HG Vora spoke by video conference call. The HG Vora representative reiterated that HG Vora believed it was important for the Board to recognize the need for an objective and fresh examination of the Company’s capital allocation, and thus strategy and execution, and that adding three (3) new directors would be in the best interest of the Company and its shareholders. The HG Vora representative indicated that HG Vora might be open to considering alternatives to a third director that the Company may propose, but any such proposals would need to be initiated by the Company. The representatives of the Company reiterated that the Company would be sending the required notice under Rule 14a-19 and that it would contain the name of the three (3) incumbent directors as “placeholders” for the three seats that were up for election at the Annual Meeting.

That same day, the Company sent HG Vora a Notice of Requirements of Rule 14a-19(b) (the “April 15 Notice”), stating that “the Company is continuing to evaluate the identity of the individuals whom it will nominate as directors” at the Annual Meeting and that “the Company currently intends to solicit proxies” for the election of the Company’s incumbent Class II directors – Barbara Shattuck Kohn, Ronald Naples and Saul Reibstein – at the Annual Meeting. A copy of the Company’s notice is attached hereto as Exhibit A.

•	After advising the gaming regulator in one state that the Company had reached out to HG Vora about settlement discussions, on April 17, 2025, that gaming regulator advised HG Vora’s outside counsel and the Company’s outside counsel that while HG Vora could not raise corporate governance matters as part of settlement discussions, if the Company wished to have corporate governance be part of those discussions, the Company would first need to seek input from the state gaming regulator.

•

On April 24, 2025, representatives of the Company and a representative of HG Vora spoke by video conference call. The Company representatives offered to immediately add Mr. Hartnett and Mr. Ruisanchez (but not Mr. Clifford) to the Board.

•

On the morning of April 25, 2025, representatives of the Company and a representative of HG Vora spoke by video conference call. The HG Vora representative reiterated that (i) HG Vora believed it was important for the Board to recognize the need for an objective and fresh examination of the Company’s capital allocation, and thus strategy and execution, and that adding three (3) new directors would be in the best interest of the Company and its shareholders, and (ii) HG Vora might be open to considering alternatives to a third director that the Company may propose, but any such proposals would need to be initiated by the Company. The HG Vora representative also noted that HG Vora was intending to file its preliminary proxy statement later that day.

Later that morning, the Company representatives reached the representative of HG Vora by telephone and indicated that the Board would be meeting in the afternoon to consider HG Vora’s response and indicated that filing of a preliminary proxy by HG Vora could disturb the process of reaching a negotiated resolution.

Later that day, the Company issued a press release stating that the Company “was unable to reach an agreement with HG Vora” and announcing that (i) Ron Naples retired as a Class II director of the Board, effective immediately, (ii) the Board now comprises eight (8) directors and (iii) only two (2) Class II directors seats are available for election at the Annual Meeting and (iv) contrary to the April 15 Notice, the Board intends to nominate Mr. Hartnett and Mr. Ruisanchez to fill the two Class II director seats available for election at the Annual Meeting.

•	On April 28, 2025, the Company filed with the SEC its definitive proxy statement in connection with the Annual Meeting, whereby the Company nominated Mr. Hartnett and Mr. Ruisanchez to fill the two (2) Class II director seats the Company says are currently available for election at the Annual Meeting.

•	On April 28, 2025, HG Vora’s counsel sent a letter to the Company’s counsel (the “April 28 HG Vora Letter”) stating, among other things, that HG Vora believes that the Board Reduction Scheme was unlawful.

•	On April 28, 2025, HG Vora filed with the SEC this preliminary Proxy Statement in connection with the Annual Meeting.

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•	On April 30, 2025, HG Vora’s counsel received a response from the Company’s counsel (the “April 30 PENN Response”) to the April 28 HG Vora Letter stating that in nominating two (2) of the directors nominated by HG Vora and determining not to nominate any of the three (3) current incumbent Class II directors, the Company and its Board acted in the best interest of the Company and all of its shareholders and other constituencies – and in accordance with their fiduciary duties, the PBCL, the Company’s governance documents and federal securities laws.

•	On May 2, 2025, the Company filed a supplement to the Company’s proxy statement where it discloses, among other things, that Mr. Hartnett and Mr. Ruisanchez were originally recommended for nomination by HG Vora.

•	On May 7, 2025, with the Company having failed to remedy the actions outlined in the April 28 HG Vora Letter, we filed the HG Vora Lawsuit which, among other things, claims that the actions taken by the Company and its Board have (i) violated federal securities laws, (ii) breached the Board’s fiduciary duties and (iii) violated the PBCL.

•	On May 7, 2025, HG Vora filed with the SEC a revised preliminary Proxy Statement (the "May 7 2025 Revised Proxy Statement") in connection with the Annual Meeting.

•	On May 7, 2025, the Company filed a supplement to the Company's proxy statement where it acknowledged the filing of the HG Vora Lawsuit.

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CERTAIN LITIGATION

On May 7, 2025 HG Vora filed the HG Vora Lawsuit which, among other things, claims that the actions taken by the Company and its Board have (i) violated federal securities laws, (ii) breached the Board’s fiduciary duties and (iii) violated the PBCL.

The claims brought in the HG Vora Lawsuit address actions taken by the Company and the Board that we believe to be unlawful, including, but not limited to: (A) materially false and misleading statements in, and omissions from, the Company’s press release and its proxy materials regarding (i) the Board’s decision to nominate Johnny Hartnett and Carlos Ruisanchez in what could be viewed by shareholders, based on the Company’s proxy statement and card, as an uncontested election, (ii) how many Board seats actually exist, how the Board size was reduced, and how many seats are properly up for election at the Annual Meeting and (iii) the omission from the Company’s proxy materials and proxy card of a validly nominated candidate, Mr. Clifford, and failure to distinguish between the Company’s nominees and the Nominees; (B) efforts by the Company and the Board to entrench the Board and prevent shareholders from effectively exercising their voting rights, in breach of the Board’s fiduciary duties and in violation of shareholder voting rights; and (C) violations of the PBCL, which requires that the Company’s three (3) classes of directors “shall be as nearly equal in number as possible,” resulting from the Company and Board purporting to eliminate one (1) of the Class II seats and causing the Board’s three (3) classes of directors to become unequal in number.

In the HG Vora Lawsuit, in addition to seeking monetary damages, we ask the Court for, among other things, (i) a declaration that the Board Reduction Scheme is invalid; (ii) injunctive relief ordering the Company and the Board to correct the materially false and misleading statements in the Company’s proxy materials and include all three (3) of the Nominees on the Company’s proxy card; and (iii) injunctive relief allowing shareholders an opportunity to elect all three (3) of the Nominees at the Annual Meeting.

As noted in the April 30 PENN Response, the Company contends that in nominating two (2) of the directors nominated by HG Vora and determining not to nominate any of the three (3) current incumbent Class II directors, the Company and its Board acted in the best interest of the Company and all of its shareholders and other constituencies – and in accordance with their fiduciary duties, the PBCL, the Company’s governance documents and federal securities laws.

The foregoing description of the HG Vora Lawsuit does not purport to be complete and is subject to, and qualified in its entirety by, the HG Vora Lawsuit, a copy of which was filed with the SEC on May 7, 2025.

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QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a shareholder, as well as the answers to those questions. The following is not a substitute for the information contained in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to read this Proxy Statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for election of the Nominees and the other proposals described in this Proxy Statement at the Annual Meeting is being made by HG Vora. More information regarding HG Vora and the other participants in this solicitation is set forth in the section of this Proxy Statement titled “Certain Information Regarding the Participants.”

How will your proxy card be voted in the election of directors?

Through this Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect Johnny Hartnett, Carlos Ruisanchez and William Clifford to serve as Class II members of the Board. You may submit votes “FOR” up to three (3) Nominees in total. If there are two (2) Class II director seats up for election, then the enclosed GOLD universal proxy card will only be voted in accordance with your instructions with respect to the Nominees Johnny Hartnett and Carlos Ruisanchez and will not be voted with respect to the Nominee William Clifford. If there are three (3) Class II director seats up for election, the enclosed GOLD universal proxy card will be voted in accordance with your instruction with respect to the Nominees Johnny Hartnett, Carlos Ruisanchez and William Clifford.

In the April 28 HG Vora Letter sent by HG Vora’s counsel to the Company’s counsel, HG Vora states that it believes the Board Reduction Scheme was unlawful. On April 30, 2025, HG Vora’s counsel received a response from the Company’s counsel to the April 28 HG Vora Letter stating that in nominating two of the directors nominated by HG Vora and determining not to nominate any of the incumbent Class II directors, the Company and its Board acted in the best interest of the Company and all of its shareholders and other constituencies – and in accordance with their fiduciary duties, the PBCL, the Company’s governance documents and federal securities laws. HG Vora disagrees with the assertions in the letter from the Company’s counsel, and in response to the Company’s refusal to update the Company’s proxy statement to allow for the election of all three (3) Class II directors seats properly up for election, on May 7, 2025 HG Vora filed the HG Vora Lawsuit.

Unless the Company restores the number of Class II directors seats up for election to three (3), whether you can vote for two (2) Class II director seats or three (3) Class II director seats is anticipated to be decided based on the outcome of the HG Vora Lawsuit as follows:

1.	If Company is successful in defending the HG Vora Lawsuit, then only two (2) Class II director seats will be up for election at the Annual Meeting and the enclosed GOLD universal proxy card will only be voted in accordance with your instructions with respect to the Nominees Johnny Hartnett and Carlos Ruisanchez and will not be voted with respect to the Nominee William Clifford. In this case, if you indicated a vote with respect to William Clifford, that vote would be disregarded.

2.	If HG Vora prevails in the HG Vora Lawsuit, then (i) three (3) Class II director seats will be up for election and the enclosed GOLD universal proxy card will be voted in accordance with your instruction with respect to the Nominees Johnny Hartnett, Carlos Ruisanchez and William Clifford and (ii) the Company will be required to use a white universal proxy card and name all three (3) Nominees Johnny Hartnett, Carlos Ruisanchez and William Clifford.

What are we asking you to vote for?

We are asking you to vote on the GOLD universal proxy card at the Annual Meeting as follows:

1.	“FOR” Johnny Hartnett, Carlos Ruisanchez and William Clifford to serve as Class II members of the Board until the 2028 annual meeting of shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof) or until their respective successors are duly elected and qualified. For more information about how your GOLD universal proxy card will be voted, see “How will your proxy card be voted in the election of directors?” above.

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The GOLD universal proxy card will also allow you to vote on the following proposals, for which we make no recommendation on how to vote your shares of Common Stock and we will vote as you instruct:

1.	The ratification of the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

2.	The proposal to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the Annual Meeting.

3.	The proposal to approve the second amendment to the Company’s Long Term Incentive Compensation Plan, as originally adopted on June 7, 2022 and first amended on June 6, 2023, to increase the number of shares reserved for issuance thereunder by 8,563,000 shares.

4.	The proposal to approve, on a non-binding, advisory basis, a shareholder proposal regarding the commissioning of a report on the effects of a company-wide non-smoking policy.

However, the GOLD universal proxy card can only be voted on the proposals if such proposal is actually presented at the Annual Meeting.

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Who are the Nominees?

We are proposing that William Clifford, Johnny Hartnett and Carlos Ruisanchez be elected as Class II directors of the Company at the Annual Meeting. For more information about how your GOLD universal proxy card will be voted, see “How will your proxy card be voted in the election of directors?” above. The following description sets forth the name, age, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of the Nominees. This information has been furnished to us by the Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s Charter and Bylaws. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are also set forth below.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years

William J. Clifford (67)	2051 SE 3rd Street PH601, Deerfield Beach, FL, 33441	William J. Clifford has more than three decades of experience delivering excellent returns for shareholders in the gaming industry. From 2001 through 2014, Mr. Clifford served as Senior Vice President of Finance and Chief Financial Officer of Penn National Gaming, and from 2013 through 2018 Mr. Clifford served as the Senior Vice President, Chief Financial Officer and Treasurer of Gaming and Leisure Properties (“GLPI”), a gaming-focused real estate investment trust which spun out of Penn National Gaming. During his long tenure as Chief Financial Officer of Penn National Gaming, Mr. Clifford was instrumental in the company’s exponential growth, which drove an approximately 20x return for shareholders. Prior to his employment with Penn National Gaming, Mr. Clifford served in various operational finance roles for a variety of casino companies in Las Vegas and the Bahamas. Mr. Clifford has significant experience serving on boards of directors and since 2018 has been serving as a member of the board of directors of Drive Shack Inc. where he has served different roles including Chairman of the Audit Committee, Chairman of the Nominating and Governance Committee, member of the Audit Committee and member of the Compensation Committee. From 2014 to 2017, Mr. Clifford served as a member of the board of directors and Chairman of the Audit Committee of Intrawest Holdings, Inc.

Mr. Clifford acted as a consultant to the Company in 2020 and 2021.

Mr. Clifford earned a B.S from the University of Nevada at Reno.

We believe that Mr. Clifford’s more than thirty (30) years of experience delivering excellent returns for shareholders in the gaming industry qualify him to serve on the Board.

Johnny Hartnett (49)	The Orchard, Cross Ave, Dublin A94 N2T2, Ireland	Johnny Hartnett has decades of experience building and running online sports betting and gaming businesses. Since January 2024, Mr. Hartnett has been serving as a non-executive director of Superbet Betting & Gaming S.A., a portfolio company of Blackstone. From 2019 to 2024, and prior to joining the board of Superbet, Mr. Hartnett served as Chief Executive Officer of Superbet Group. During Mr. Hartnett’s tenure with Superbet, revenue grew 7x and profitability grew 5x. Prior to that role, Mr. Hartnett served in a variety of positions at Flutter Group (previously Paddy Power) for over twenty (20) years, most recently as Chief Development Officer where Mr. Hartnett led the group’s M&A efforts, including the acquisition of FanDuel. Mr. Hartnett has also served as Managing Director of Paddy Power Online, Managing Director International, Chief Operating Officer of Sportsbet (Australia) and Chief Operating Officer of Flutter. During Mr. Hartnett’s tenure at Flutter from the 2002 IPO to 2019, shareholder returns grew to approximately 23x. Mr. Hartnett is currently a member of the board of directors of Hentons & Co LLP, a privately held investment vehicle, and Ding, a global mobile top up and remittance business. From 2018 to 2022, Mr. Hartnett served as a non-executive director on the board of Xtremepush Limited, an omnichannel customer engagement platform.

Mr. Hartnett does not currently hold, and has not within the past five (5) years held, any position or office with the Company.

Mr. Hartnett earned a B.A. from University College Dublin.

We believe that Mr. Hartnett’s decades of experience building and running online sports betting and gaming businesses qualify him to serve on the Board.

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Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years

Carlos Ruisanchez (54)	26 Ridge Blossom Road, Las Vegas, NV 89135	Carlos Ruisanchez has a strong track record of capital allocation and value creation for shareholders. Mr. Ruisanchez is the co-founder of Sorelle Capital and Sorelle Hospitality, a business focused on investing in the hospitality sector and real estate development. From 2013 to 2018, Mr. Ruisanchez served as President and Chief Financial Officer of Pinnacle Entertainment, Inc. and also served as a member of its board of directors before its sale in 2018. During his tenure as Chief Financial Officer, Mr. Ruisanchez helped grow a nearly 5x return for shareholders. Mr. Ruisanchez was instrumental in unlocking shareholder value, including with the acquisition of Ameristar, the execution of multiple highly accretive share repurchase plans, the sale-leaseback with GLPI, and strategic conversations with the Company which resulted in a merger with Pinnacle. Mr. Ruisanchez has significant experience serving on boards of directors and since January 2022 has been serving as a member of the board of directors of Southwest Gas Holdings, Inc. (NYSE: SWX). Mr. Ruisanchez previously served as a member of the board of directors for (i) Cedar Fair Entertainment Company (NYSE: FUN) from 2019 to 2024 until its merger with Six Flags Entertainment Corporation and (ii) Pinnacle (NASDAQ: PNK) from 2016 to 2018.

Mr. Ruisanchez does not currently hold, and has not within the past five (5) years held, any position or office with the Company.

Mr. Ruisanchez earned a B.S. from the University of Connecticut and an MBA from the University of California, Berkeley, Haas School of Business.

We believe that Mr. Ruisanchez’s strong track record of capital allocation and value creation for shareholders qualify him to serve on the Board.

As of April 28, 2025, the Board consists of eight (8) directors, divided into three (3) classes. This Proxy Statement is soliciting proxies to elect Johnny Hartnett, Carlos Ruisanchez and William Clifford, at the Annual Meeting to serve as Class II members of the Board.

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If elected, the Nominees will be a minority of the directors and will not alone be able to adopt resolutions or otherwise cause the Board to act. The Nominees, who are independent of the Company and HG Vora, intend to work actively with the other Board members to discuss the issues and challenges facing the Company and resolve them together. By utilizing their respective experience and working constructively with the other Board members, the Nominees believe they can effect positive change at the Company.

You should refer to the Company’s proxy statement for the Annual Meeting, for the names, background, qualifications and other information concerning the Company’s nominees.

Who can vote at the Annual Meeting?

The Company has set the Record Date for determining shareholders entitled to notice of, or to vote at, the Annual Meeting as April 28, 2025.

According to the Company’s proxy statement for the Annual Meeting, Common Stock is the Company’s only outstanding class of securities entitled to vote at the Annual Meeting. Only holders of Common Stock of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. According to the Bylaws, each shareholder is entitled to one vote per share of Common Stock on all matters to be voted on at the Annual Meeting. Holders of shares of Common Stock are not entitled to cumulative voting rights.

Shareholders who sell their shares before the Record Date (or acquire them after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their shares after the Record Date.

How do proxies work?

We are asking you to appoint Parag Vora, Portfolio Manager and Founder of HG Vora, Bruce H. Goldfarb, Founder, President and Chief Executive Officer of Okapi, Charles Garske, Senior Managing Partner of Okapi and Richard Brand, Partner at White & Case LLP, as your proxy holders to vote your shares of Common Stock at the Annual Meeting. You make this appointment by voting the enclosed GOLD universal proxy card. Giving us your proxy means you authorize the proxy holders to act as your agent to vote your shares of Common Stock at the Annual Meeting according to the directions you provide. As your agent, we are required to carry out your voting instructions exactly as you indicate on the GOLD universal proxy card. Giving us your proxy will not give us beneficial ownership of your shares, nor will it allow us to have voting power over your shares. Instead, it will authorize us to vote your shares at the Annual Meeting as your agent, in the manner you direct. We are not seeking and will not exercise discretionary authority with respect to your shares on any matter at the Annual Meeting.

Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the shareholders at the Annual Meeting.

The GOLD universal proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the PBCL. For more information about Subchapter E of Chapter 25 of the PBCL, see “What is Subchapter E of Chapter 25 of the PBCL?” below.

What is the quorum requirement for the Annual Meeting?

According to the Bylaws, the presence, in person, by proxy or by means of electronic technology including, without limitation, the Internet, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. Votes withheld from director nominees and abstentions on the other proposals to be considered at the Annual Meeting will be counted in determining whether a quorum has been reached, but the failure to execute and return a proxy will result in a Shareholder not being considered present at the meeting. Broker non-votes will be counted as present for purposes of determining the existence of a quorum.

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What is the effect of an abstain or withhold vote?

If you abstain or withhold from voting on any of the proposals, your shares will be counted as present and entitled to vote on that matter for purposes of establishing a quorum, but will not be counted for purposes of determining the number of votes cast. As a result, abstentions will not have any effect on the outcome of any of the proposals.

What is a broker non-vote?

A “broker non-vote” occurs when a broker or other nominee who holds shares of Common Stock for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Ordinarily, if you are a beneficial owner of shares of Common Stock and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on “routine” proposals (which typically include ratification of the selection of auditors) but may not vote on “non-routine” proposals. However, under the current circumstances of a contested election, none of the proposals are considered “routine” and, accordingly, if you are a beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on any proposal without receiving instructions from you. Notwithstanding the existence of the contested election, the Company’s proxy materials state that the ratification of PwC as the Company’s independent registered public accounting firm is “routine”, a position with which we disagree. If the New York Stock Exchange, which has established the rules governing the ability of its institutional members to use their discretion to vote on routine matters, concludes that the ratification of PwC as the Company’s independent registered public accounting firm is routine, then brokers, banks, and other nominees may vote on that matter without instruction.

What vote is required to elect the Nominees?

Under Bylaws, the nominees with the highest number of votes shall be elected as Class II directors. Shareholders do not have the right to cumulate their votes in the election of directors. For more information about how your GOLD universal proxy card will be voted, see “How will your proxy card be voted in the election of directors?” above.

How many shares of Common Stock must be voted in favor of the other proposals described in this Proxy Statement?

The ratification of the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 will require the affirmative vote of a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock.

The affirmative vote of a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock is required to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers.

The affirmative vote of a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock is required to approve the second amendment to the Company’s Long Term Incentive Compensation Plan, as originally adopted on June 7, 2022 and first amended on June 6, 2023, to increase the number of shares reserved for issuance thereunder by 8,563,000 shares.

The affirmative vote of a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock is required to approve, on a non-binding, advisory basis, a shareholder proposal regarding the commissioning of a report on the effects of a company-wide non-smoking policy.

Abstentions and broker non-votes will not have any effect on the outcome of any of the proposals.

If other matters are properly brought before the Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of the Nasdaq Stock Market (“Nasdaq”), the Charter and Bylaws, as applicable. HG Vora is not seeking and will not exercise discretionary authority with respect to your shares on any matter at the Annual Meeting.

What should I do in order to vote for the Nominees and Proposals?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote on your behalf by marking, signing, dating and returning the enclosed GOLD universal proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like to vote your shares of Common Stock (instructions are on your GOLD universal proxy card).

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If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD universal proxy Card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed GOLD voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD voting instruction form.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, please sign, date and return your completed GOLD universal proxy card prior to the Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting.

How do I revoke a proxy?

Any shareholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a holder of record of shares of Common Stock you may revoke a previously submitted proxy by:

•	signing, dating and returning the enclosed GOLD universal proxy card or any other later-dated proxy in the postage-paid envelope provided;

•	casting a new vote on the Internet or telephone;

•	delivering a written notice of revocation to either (i) the Secretary or any other of its designated agents at 825 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania 19610 or (ii) Okapi at the address set forth on the back cover of this Proxy Statement; or

•	attending the Annual Meeting and voting in person.

Please note, however, that only your last-dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in this Proxy Statement. Attending the Annual Meeting alone without taking one of the actions set forth above will not revoke your proxy. Pursuant to the Bylaws, the proxy you grant us by delivering the GOLD universal proxy card is valid for three (3) years from the date it is signed (unless you revoke it before then).

Shareholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given voting instructions. You may also provide your bank, broker or other nominee with new voting instructions. Only your latest dated voting instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, at c/o Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, NY 10036, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE ANNUAL MEETING. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE ANNUAL MEETING, IT IS NOT TOO LATE TO REVOKE YOUR PRIOR PROXY. TO DO SO, SIMPLY SIGN AND RETURN THE ENCLOSED GOLD UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

What is Subchapter E of Chapter 25 of the PBCL?

Subchapter E of Chapter 25 of the PBCL provides that, subject to certain exceptions, if a person or a group of persons acting in concert (hereinafter called a “Controlling Person or Group”) acquires “voting power” over voting shares of a publicly-traded Pennsylvania corporation, such as the Company, that would entitle the Controlling Person or Group to cast at least 20% of the votes that all shareholders of such corporation would be entitled to cast in an election of directors of such corporation (the acquisition of such voting power being hereinafter referred to as a “Control Transaction”), then: (i) prompt notice of such Control Transaction must be given to the other holders of voting shares of such corporation by the Controlling Person or Group; and (ii) any such holders who object to the Control Transaction and comply with specified procedures may demand that the Controlling Person or Group purchase such objecting holders’ voting shares for “Fair Value” (as defined in the PBCL).

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Subchapter E of Chapter 25 of the PBCL only applies to a Controlling Person or Group that acquires “voting power” over relevant shares. Persons or groups acting as agents of beneficial owners of shares, however, are expressly exempted from the definition of “Controlling Person or Group” under Subchapter E of Chapter 25 of the PBCL. Any GOLD universal proxy card collected by HG Vora authorizes HG Vora to vote the shares subject to such proxy as directed by the beneficial owner of those shares. HG Vora is not seeking discretionary authority to vote your shares. Therefore, HG Vora believes that it will not acquire “voting power” or become a Controlling Person or Group within the meaning of Subchapter E of Chapter 25 of the PBCL. The proxies sought by HG Vora merely authorize HG Vora to act as your agent to vote your shares of Common Stock at the Annual Meeting in accordance with the instructions you provide. Nonetheless, if it were determined that the solicitation of proxies by HG Vora triggered Subchapter E of Chapter 25 of the PBCL, which HG Vora strongly believes not to be the case, the GOLD universal proxy cards would be null and void pursuant to the following legend included on the GOLD proxy card:

“The GOLD universal proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the PBCL.” We have included this legend solely to address this contingency.

Who is paying for the solicitation on behalf of HG Vora?

The expenses related directly to this proxy solicitation will be borne by HG Vora and HG Vora intends to seek reimbursement of these costs from the Company. The question of reimbursement of the expenses of HG Vora by the Company will not be submitted to a shareholder vote.

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Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, Okapi:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders may call toll-free: (877) 629-6355

Banks and brokers call: (212) 297-0720

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY TO VOTE “FOR” THE INDEPENDENT NOMINEES JOHNNY HARTNETT, CARLOS RUISANCHEZ AND WILLIAM CLIFFORD.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The proxy materials are available at no charge at www.[●].com.

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PROPOSAL NO. 1—ELECTION OF NOMINEES

We propose that the shareholders elect Johnny Hartnett, Carlos Ruisanchez, and William Clifford as Class II members of the Board at the Annual Meeting. On April 25, 2025, the Company issued a press release announcing that (i) Ron Naples retired as a Class II director of the Board, effective immediately, (ii) the Board now comprises eight (8) directors and (iii) only two (2) Class II directors seats are available for election at the Annual Meeting. The Company’s press release further stated that the Board intends to nominate Johnny Hartnett and Carlos Ruisanchez to fill the two (2) Class II director seats available for election at the Annual Meeting. On April 28, 2025, the Company filed with the SEC its definitive proxy statement in connection with the Annual Meeting, whereby the Company nominated Mr. Hartnett and Mr. Ruisanchez to fill the two (2) Class II director seats the Company says are currently available for election at the Annual Meeting. Although the Company has named in its definitive proxy statement, and is currently soliciting proxies for, Mr. Hartnett and Mr. Ruisanchez, the Company has discretion to amend its proxy statement to change its nominees prior to the Annual Meeting. In light of the Company’s history of switching its intended nominees, there can be no assurances that either of Mr. Hartnett or Mr. Ruisanchez will in fact be the Company’s nominees for election to the Board at the Annual Meeting. For more information about how your GOLD universal proxy card will be voted, see “How will your proxy card be voted in the election of directors?” above. The Company has a classified Board, which is currently divided into three (3) classes. The terms of the Class II directors expire at the Annual Meeting. The directors in each class are elected for terms of three (3) years so that the term of office of one class of directors expires at each annual meeting of shareholders.

The initial term of each Nominee, if elected, would be until the 2028 Annual Meeting or until their successors are duly elected and qualified in accordance with the Charter and Bylaws. Each Nominee has executed a consent to being named as a nominee in this Proxy Statement and to serving as a director of the Company, if so elected.

We believe that the Board Reduction Scheme is an unlawful attempt to interfere with the ability of shareholders to elect a third (3rd) Class II director. We have advised the Company of our position and requested that the Company remedy these actions we believe to be unlawful. On May 7, 2025 HG Vora filed the HG Vora Lawsuit which, among other things, claims that the actions taken by the Company and its Board have (i) violated federal securities laws, (ii) breached the Board’s fiduciary duties and (iii) violated the PBCL. The claims brought in the HG Vora Lawsuit address actions taken by the Company and the Board that we believe to be unlawful, including, but not limited to: (A) materially false and misleading statements in, and omissions from, the Company’s press release and its proxy materials regarding (i) the Board’s decision to nominate Johnny Hartnett and Carlos Ruisanchez in what could be viewed by shareholders, based on the Company’s proxy statement and card, as an uncontested election, (ii) how many Board seats actually exist, how the Board size was reduced, and how many seats are properly up for election at the Annual Meeting and (iii) the omission from the Company’s proxy materials and proxy card of a validly nominated candidate, Mr. Clifford, and failure to distinguish between the Company’s nominees and the Nominees; (B) efforts by the Company and the Board to entrench the Board and prevent shareholders from effectively exercising their voting rights, in breach of the Board’s fiduciary duties and in violation of shareholder voting rights; and (C) violations of the PBCL, which requires that the Company’s three (3) classes of directors “shall be as nearly equal in number as possible,” resulting from the Company and Board purporting to eliminate one (1) of the Class II seats and causing the Board’s three (3) classes of directors to become unequal in number. In the HG Vora Lawsuit, in addition to seeking monetary damages, we ask the Court for, among other things (i) a declaration that the Board Reduction Scheme is invalid; (ii) injunctive relief ordering the Company and the Board to correct the materially false and misleading statements in the Company’s proxy materials and include all three (3) of the Nominees on the Company’s proxy card; and (iii) injunctive relief allowing shareholders an opportunity to elect all three (3) of the Nominees at the Annual Meeting.

As noted in the April 30 PENN Response, the Company contends that in nominating two (2) of the directors nominated by HG Vora and determining not to nominate any of the three (3) current incumbent Class II directors, the Company and its Board acted in the best interest of the Company and all of its shareholders and other constituencies – and in accordance with their fiduciary duties, the PBCL, the Company’s governance documents and federal securities laws.

Through this Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect Johnny Hartnett, Carlos Ruisanchez and William Clifford to serve as Class II members of the Board. You may submit votes “FOR” up to three (3) Nominees in total. If there are two (2) Class II director seats up for election, then the enclosed GOLD universal proxy card will only be voted in accordance with your instructions with respect to the Nominees Johnny Hartnett and Carlos Ruisanchez and will not be voted with respect to the Nominee William Clifford. If there are three (3) Class II director seats up for election, the enclosed GOLD universal proxy card will be voted in accordance with your instruction with respect to the Nominees Johnny Hartnett, Carlos Ruisanchez and William Clifford. For more information about how your GOLD universal proxy card will be voted, including the impact of the HG Vora Lawsuit, see “How will your proxy card be voted in the election of directors?” above.

Each Nominee named herein is independent under the Board’s independence guidelines, the applicable rules of Nasdaq, and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Exchange Act. The Company’s independence standards can be found in its corporate governance guidelines, available at https://www.pennentertainment.com/corp/-/media/project/png-tenant/corporate/png-corp/pdfs/penn_nomgov-charter_updated_12122024.pdf.pdf. HG Vora has no knowledge of any facts that would prevent the determination that the Nominees are independent under the applicable standards, including the Exchange Act, Nasdaq or the Nominating and Corporate Governance Committee Charter, and including with respect to the heightened independence standards for service on the Audit Committee of the Company.

In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the shareholders in accordance with his duties as a director.

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HG Vora is not seeking control of the Board at the Annual Meeting. If elected, the Nominees will be a minority of the members of the Board and will not alone be able to adopt resolutions or otherwise cause the Board to act. The Nominees, who are independent of HG Vora and the Company, intend to work actively with the other Board members to discuss the issues and challenges facing the Company and resolve them together. By utilizing their respective experience and by working constructively with the other Board members, the Nominees believe they can effect positive change at the Company.

We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Exchange Act, and intend to solicit the holders of Common Stock representing at least sixty-seven percent (67%) of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

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Information Regarding the Nominees

Information pertaining to the Nominees, including the name, age, present principal occupation, business address, and business experience for the past five (5) years and certain other information, is set forth in the question and answer section of this Proxy Statement under the section entitled “Who are the Nominees?”, which we urge you to read. This information has been furnished to us by the Nominees. Other than as disclosed in this Proxy Statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.

There exist no family relationships between any Nominee and any director or executive officer of the Company.

You should refer to the Company’s proxy statement for the Annual Meeting for the names, background, qualifications and other information concerning the Company’s nominees.

Arrangements between HG Vora and the Nominees

Each Nominee has executed a written consent, agreeing to be named as a nominee for election to serve as a Class II member of the Board in our proxy soliciting materials related to Annual Meeting, and to serve as a director if elected.

Other than as set forth herein, no participant in this solicitation and no associate of any participant in this solicitation has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Compensation of the Company’s Directors

The Nominees will not receive any compensation, monetary or otherwise, from HG Vora to serve as nominees or, if elected, as directors of the Company. If elected, the Nominees will be entitled to such compensation from the Company as may be determined by the Company for non-employee directors, and which is described in the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 28, 2025 for the Annual Meeting. We believe that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Bylaws also contain provisions that, among other matters, provide for the indemnification of officers and directors to the fullest extent permitted by Pennsylvania law. HG Vora expects that the Nominees, if elected, will be indemnified in connection with service as a director of the Company to the same extent as the current directors of the Company under the Bylaws and will be covered by the policy of insurance which insures the Company’s directors and officers.

The share ownership level of each current non-employee director is set forth in the Company’s proxy statement for the Annual Meeting.

None of the Nominees, or any of their respective associates, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

None of the Nominees has any position or office with the Company, and other than as set forth herein, no occupation or employment with which the Nominees have been involved, during the past five (5) years, was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. None of the Nominees has ever served on the Board.

Interests of the Nominees

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this Proxy Statement. We believe that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Bylaws also contain provisions that, among other matters, provide for the indemnification of officers and directors to the fullest extent permitted by Pennsylvania law. HG Vora expects that the Nominees, if elected, will be indemnified in connection with service as a director of the Company to the same extent as the current directors of the Company under the Bylaws and will be covered by the policy of insurance which insures the Company’s directors and officers.

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Information regarding the amount of each class of securities of the Company beneficially owned by the Participants in this solicitation and certain other matters is set forth in the section of this Proxy Statement titled “Certain Information Regarding the Participants.” Except as set forth in this Proxy Statement, the Nominees do not own any shares of capital stock or other securities of the Company. Information regarding purchases and sales in the securities of the Company effected during the past two (2) years by Participants in this solicitation is set forth in Annex A attached to this Proxy Statement. Except as set forth in Annex A, there have been no purchases and sales in the securities of the Company in the past two (2) years by the Nominees. Other than as set forth in this Proxy Statement, none of the Participants, including any Nominee, or any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

Except as set forth in this Proxy Statement, neither the Nominees nor any of their respective associates are party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding, and there is no event that occurred during the past ten (10) years with respect to the Nominees that is required to be described under 401(f) of Regulation S-K.

The information herein regarding a particular Nominee has been furnished to HG Vora by such Nominee.

WE STRONGLY URGE YOU TO VOTE “FOR” JOHNNY HARTNETT, CARLOS RUISANCHEZ AND WILLIAM CLIFFORD BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. FOR MORE INFORMATION ABOUT HOW YOUR GOLD UNIVERSAL PROXY CARD WILL BE VOTED, SEE “HOW WILL YOUR PROXY CARD BE VOTED IN THE ELECTION OF DIRECTORS?” ABOVE.

Please do not return any proxy card you may receive from the Company or otherwise authorize a proxy (other than on the GOLD universal proxy card delivered by us to you) to vote your shares of Common Stock.

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PROPOSAL NO. 2—RATIFICATION OF THE APPOINTMENT OF PWC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company proposes that the shareholders vote to ratify the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. We make no recommendation with respect to this proposal and we will vote as you instruct.

Additional information regarding this proposal are contained in the Company’s proxy statement for the Annual Meeting.

PROPOSAL NO. 3—ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company proposes that the shareholders vote to approve on a non-binding, advisory basis, the compensation of the Company’s named executive officers in accordance with the compensation disclosure rules of the SEC. We make no recommendation with respect to this proposal and we will vote as you instruct.

Additional information regarding this proposal should be contained in the Company’s proxy statement for the Annual Meeting.

PROPOSAL NO. 4—THE PROPOSAL TO APPROVE THE SECOND AMENDMENT TO THE COMPANY’S LONG TERM INCENTIVE COMPENSATION PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 8,563,000 SHARES

As discussed in further detail in the Company’s proxy statement, the Company proposes that the shareholders vote to approve the second amendment to the Company’s Long Term Incentive Compensation Plan, as originally adopted on June 7, 2022 and first amended on June 6, 2023, to increase the number of shares reserved for issuance thereunder by 8,563,000 shares. We make no recommendation with respect to this proposal and we will vote as you instruct.

Additional information regarding this proposal should be contained in the Company’s proxy statement for the Annual Meeting.

PROPOSAL NO. 5—ADVISORY VOTE TO APPROVE A SHAREHOLDER PROPOSAL REGARDING THE COMMISSIONING OF A REPORT ON THE EFFECTS OF A COMPANY-WIDE NON-SMOKING POLICY

As discussed in further detail in the Company’s proxy statement, the Company proposes that the shareholders vote to approve, on a non-binding, advisory basis, a shareholder proposal regarding the commissioning of a report on the effects of a company-wide non-smoking policy. We make no recommendation with respect to this proposal and we will vote as you instruct.

Additional information regarding this proposal should be contained in the Company’s proxy statement for the Annual Meeting.

OTHER PROPOSALS

Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the shareholders at the Annual Meeting. If, however, HG Vora learns of any other proposals made at a reasonable time before the Annual Meeting, HG Vora may supplement this Proxy Statement and provide shareholders with an opportunity to vote by proxy directly on such matters. HG Vora makes no recommendation on how to vote your shares of Common Stock on any other proposal and is not seeking and will not exercise discretionary authority with respect to your shares on any matter at the Annual Meeting.

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NO APPRAISAL OR DISSENTER’S RIGHTS

Shareholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies for the Nominees and other proposals will be made by HG Vora. By virtue of Instruction 3 of Item 4 of Schedule 14A promulgated under the Exchange Act, HG Vora and the Nominees may be considered participants in the solicitation.

HG Vora has retained Okapi to provide solicitation and advisory services in connection with the Annual Meeting. Okapi will receive fees and payments in an amount up to $200,000 in the aggregate and, if applicable, reimbursement of out-of-pocket expenses for its services in connection with the solicitation. Further, HG Vora has agreed to pay additional success fees in an amount to be determined based on the developments in connection with the nomination and the proxy solicitation, in an amount, if any, not to exceed $400,000. Okapi may utilize certain of its employees to solicit proxies from the Company’s shareholders for the Annual Meeting. HG Vora has agreed to indemnify Okapi in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation Okapi may utilize certain of its employees to solicit proxies from the shareholders. Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, internet, in person or by advertisements. Solicitations may also be made by certain of the respective partners, directors, officers, members and employees of HG Vora, none of whom will receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but will not receive compensation for such solicitations or for acting as nominees.

Arrangements may also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date, and HG Vora may reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

We anticipate that the total expenses that HG Vora will incur in furtherance of, or in connection with, the solicitation of proxies for the Annual Meeting will be approximately $[●]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. As of the date hereof, we have incurred approximately $[●] of solicitation expenses. HG Vora has also borne substantial expenses in connection with licensure or similar applications to facilitate its solicitation of proxies for the Annual Meeting. The purpose of the proposals in this Proxy Statement is to advance the interests of all the Company’s shareholders. Therefore, HG Vora believes that its expenses related to this proxy solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this proxy solicitation is successful. The question of reimbursement of the expenses of HG Vora by the Company will not be submitted to a shareholder vote. The Board, which will include all three (3) of the Nominees, if all are elected, would be required to evaluate and consider the requested reimbursement consistent with their fiduciary duties to the Company and the shareholders.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

HG Vora Capital, Master Fund, Downriver and Mr. Vora (the “HG Vora Participants”) are participants in this solicitation. The principal business address of the HG Vora Participants is 330 Madison Avenue, 21st Floor, New York, NY 10017. The Nominees are also participants in this solicitation (together with the HG Vora Participants, the “Participants”). The principal business addresses of the Nominees are set forth in the question and answer section of this Proxy Statement under the section entitled “Who are the Nominees?”

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As of April 28, 2025, the amount of Common Stock beneficially owned by each of the Participants in this solicitation is as follows:

Name	Ownership of Company Common Stock	Percent of Class (1)
HG Vora Capital Management, LLC	7,250,000(2)	4.80%
HG Vora Special Opportunities Master Fund, Ltd.	3,825,000 (including 100 shares of record)	2.53%
Downriver Series LP – Segregated Portfolio C	3,425,000 (including 100 shares of record)	2.27%
Parag Vora	7,250,000(2)	4.80%
William J. Clifford	0	0%
Johnny Hartnett	0	0%
Carlos Ruisanchez	3,150	0.002%

(1) This percentage is based on 150,852,769 shares of outstanding Common Stock as of April 24, 2025, as reported in the Company’s proxy statement for the Annual Meeting.

(2) The total number of shares beneficially owned by HG Vora Capital and Mr. Vora includes 3,825,000 shares owned by Master Fund and 3,425,000 shares owned by Downriver.

HG Vora Participants

HG Vora Capital is an SEC-registered investment advisor to certain affiliated investment funds. HG Vora Capital’s principal business is to serve as investment advisor to such affiliated investment funds.

Master Fund’s principal business is investing in securities and debt instruments.

Downriver’s principal business is investing in securities.

The principal occupation of Mr. Vora is to serve as the manager of HG Vora Capital.

HG Vora Capital, as the investment manager of Master Fund and Downriver, has power to vote or direct the vote of (and power to dispose or direct the disposition of) the shares held by each of Master Fund and Downriver.

By virtue of his role with respect to HG Vora Capital, Mr. Vora has authority over day-to-day operations and investment and voting decisions, including with respect to the shares of Common Stock owned by HG Vora, and therefore, each of Mr. Vora and HG Vora Capital, is a beneficial owner of the shares held by Master Fund and Downriver.

In addition to customary asset-based fees payable to HG Vora Capital, each of its affiliated investment funds pays customary performance-based incentive fees to its general partner of the funds (neither of which general partner owns of record or beneficially any Common Stock) based on the performance of the funds, which performance is in part based on the value of the Common Stock and the derivative instruments described in this Proxy Statement that are, as applicable, owned by such fund or to which such fund is party.

Nominees

Each of the Nominees may be deemed “Participants” under SEC rules in this solicitation. The name and present principal occupation or employment of each Nominee is set forth in the question and answer section of this Proxy Statement under the section entitled “Who are the Nominees?”

As of the date hereof, Mr. Clifford does not own, beneficially or of record, any shares of Common Stock. Mr. Clifford is party to certain agreements pursuant to which he holds short put options with respect to Common Stock (which represents net long exposure to the Company) at (1) $10.00 expiring on January 16, 2026 for 40,000 Shares; (2) $15.00 expiring June 20, 2025 for 20,000 Shares; (3) $17.50 expiring July 18, 2025 for 20,000 Shares; and (4) $20.00 expiring January 16, 2026 for 20,000 Shares (collectively, such put options for 100,000 Shares, the “Clifford Options”).

Transactions in Securities of the Company

Master Fund is party to cash-settled swap agreements (“Cash-Settled Swaps”) with one or more unaffiliated third-party financial institutions that reference 13,000,000 shares of Common Stock. The aggregate purchase price for the Cash-Settled Swaps was $262,540,000. The Cash-Settled Swaps can only be settled in cash and do not permit settlement in the form of Common Stock. The Cash-Settled Swaps do not give HG Vora, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced in the Cash-Settled Swaps.

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In addition to the Cash-Settled Swaps, Master Fund is party to cash-settled option agreements (the “Cash-Settled Options”) with one or more unaffiliated third-party financial institutions that reference an aggregate of 8,150,000 shares of Common Stock. The aggregate purchase price for the Cash-Settled Options was $16,239,400. The Cash-Settled Options can only be settled in cash and do not permit settlement in the form of Common Stock. The Cash-Settled Options do not give HG Vora, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced in the Cash-Settled Options.

HG Vora does not have voting power or dispositive power with respect to the Common Stock or the other securities of the Company referenced in the Cash-Settled Swaps or Cash-Settled Options and does not have, and therefore disclaims, beneficial ownership of the Common Stock or other securities to which the Cash-Settled Swaps or Cash-Settled Options relate.

For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, please refer to Annex A. Except as set forth on Annex A, there have been no purchases or sales in the securities of the Company in the past two (2) years by the Participants.

Additional Information Regarding the Participants

Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding or is subject to a criminal proceeding that is pending as of this Proxy Statement (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which directors may be elected at the Annual Meeting, has special interests, direct or indirect, by securities holdings or otherwise in any matter to be acted upon as set forth in this Proxy Statement; (xii) no Participant has knowledge of any change of control of the Company since the beginning of the Company’s last fiscal year; (xiii) no Participant is aware of any other arrangement pursuant to which any director of the Company was to be compensated for services during the Company’s last fiscal year; (xiv) there are no interlocking relationships that would have required disclosure under Item 407 of Regulation S-K had the Nominees been directors of the Company; and (xv) no Nominee and no associate of any Nominee has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transaction in which the Company was or is to be a participant and the amount involved exceeds $120,000. Except as set forth in this Proxy Statement, there are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The Common Stock that HG Vora holds in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course of business, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such Shares may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt, together with all other securities held therein.

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There are no material proceedings (legal or otherwise) to which HG Vora, the Nominees or any of their respective associates are a party adverse to the Company or any of its subsidiaries, or material proceedings (legal or otherwise) in which HG Vora, the Nominees or any such associates have a material interest adverse to the Company or any of its subsidiaries. It has been known to the Company since January 2024 that HG Vora submitted applications for licensing, suitability or other required approvals by gaming regulatory authorities in several states in which the Company operates, which is disclosed on Schedule 13D/A as filed by HG Vora on January 14, 2025. Neither HG Vora nor the Nominees are of the opinion that the pursuit of such licenses and approvals are adverse to the interests of the Company. HG Vora, and certain individuals related to HG Vora, have been fully cooperative with all gaming regulators, and continue to pursue such licenses and any required approvals.

HG Vora and certain affiliates thereof, from time to time in the ordinary course of business, enter into lending transactions with, and acquires debt instruments issued by, companies engaged in the gaming, lodging and leisure sectors, which borrowers or issuers may compete against the Company. HG Vora and certain affiliates thereof, from time to time in the ordinary course of business, are party to certain operating agreements and governing documents, such as limited liability company agreements, in connection with ownership of equity in privately held companies engaged in the gaming, lodging and leisure sectors, which entities may compete against the Company.

On October 27, 2023, HG Vora entered into a confidentiality agreement with the Company for the purpose of providing input on its earnings for the third quarter of 2024 to refine messaging to the Company’s investors.

On February 11, 2025, Master Fund entered into a confidentiality agreement with the Company in connection with the receipt of certain materials requested in the Demand Letter.

INFORMATION REGARDING SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company’s proxy statement for its annual meeting of shareholders must typically be received at the principal offices of the Company not less than 120 days prior to the first anniversary of the mailing date of the proxy statement. As of the date of this Proxy Statement, the Company has not disclosed the mailing date of its proxy statement for the Annual Meeting.

The Bylaws provide that, in order to be properly brought before an annual meeting, a shareholder’s notice of a matter that the shareholder wishes to present, as well as any director nominations, must be received by the Secretary of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date of the immediately preceding annual meeting.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, NY 10036. Shareholders call toll free at 1-877-629-6355, banks and brokers call collect at 1-212-297-0720. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

This Proxy Statement is dated [●], 2025. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this Proxy Statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or by calling Okapi at the address and phone number indicated above.

Please refer to the Company’s proxy statement for the Annual Meeting and annual report filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the Annual Meeting and in accordance with applicable law.

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WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14a-5(c) UNDER THE EXCHANGE ACT. THIS INFORMATION AND DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CERTAIN BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING ALL MATTERS REQUIRING THE APPROVAL OF SHAREHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION CONCERNING THE COMPANY’S PROCEDURES FOR NOMINATING DIRECTORS, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD AND INFORMATION ON HOW TO OBTAIN DIRECTIONS TO BE ABLE TO ATTEND THE ANNUAL MEETING AND VOTE IN PERSON. IF WE ELECT TO DISTRIBUTE THIS PROXY STATEMENT BEFORE THE COMPANY FILES ITS DEFINITIVE PROXY STATEMENT RELATING TO THE ANNUAL MEETING, WE WILL FILE AN AMENDMENT TO THIS PROXY STATEMENT CONTAINING THE INFORMATION REFERRED TO IN THE PRECEDING SENTENCE ONCE THE COMPANY HAS DISCLOSED SUCH INFORMATION IN ITS DEFINITIVE PROXY STATEMENT.

THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROXY STATEMENT HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE DOCUMENTS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO THE COMPANY CONTAINED IN THIS PROXY STATEMENT IN RELIANCE UPON PUBLICLY AVAILABLE INFORMATION ARE INACCURATE OR INCOMPLETE, WE WERE NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND STATEMENTS AND ARE NOT IN A POSITION TO VERIFY SUCH INFORMATION AND STATEMENTS. ALL INFORMATION RELATING TO ANY PERSON OTHER THAN THE PARTICIPANTS IS GIVEN ONLY TO OUR KNOWLEDGE. SEE ANNEX B FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES OF COMMON STOCK AND THE OWNERSHIP OF THE SHARES OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY. SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

The GOLD universal proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the PBCL. For more information about Subchapter E of Chapter 25 of the PBCL, see “What is Subchapter E of Chapter 25 of the PBCL?” above.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY TO VOTE “FOR” THE NOMINEES AND “WITHHOLD” ON THE COMPANY’S NOMINEES.

[●], 2025

Thank you for your consideration and support.

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EXHIBIT A

COMPANY 14A-19 NOTICE

P 610.373.2400 825 Berkshire Blvd. Wyomissing, PA 19610 pennentertainment.com STRICTLY CONFIDENTIAL VIA EMAIL AND FEDEX April 15, 2025 HG Vora Special Opportunities Master Fund, Ltd. 330 Madison Avenue, 21st Fl. New York, NY 10017 Attn: Mandy Lam Re: Notice Requirements of Rule 14a-19(b) Dear Ms. Lam, This letter serves as notice (the "Company Universal Proxy Notice") to HG Vora Special Opportunities Master Fund, Ltd., together with its affiliates (collectively, the Shareholder"), in accordance with the notice requirements of the federal "Universal Proxy Rules" promulgated under Rule 14a-19(d) of the Exchange Act. The Company Universal Proxy Notice has been postmarked or transmitted electronically to the Shareholder prior to the applicable notice deadline set forth in Rule 14a-19(d) of the Exchange Act. As the Company has discussed with HG Vora, the Company is continuing to evaluate the identity of individuals whom it will nominate as directors at the Company's 2025 annual meeting of shareholders (the "2025 Annual Meeting"). Subject to the outcome of such discussions, the Company currently intends to solicit proxies for the election of Barbara Shattuck Kohn, Ronald Naples and Saul Reibstein as directors at the 2025 Annual Meeting. To the extent applicable, as required pursuant to Rule 14a-19(d) of the Exchange Act, the Company will promptly notify the Shareholder if any change occurs with respect to the names of the Company's nominees. Sincerely, Christopher Rogers EVP, Chief Strategy and Legal Officer and Secretary

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P 610.373.2400 825 Berkshire Blvd. Wyomissing, PA 19610 pennentertainment.com Cc: White & Case LLP 1221 Avenue of the Americas New York, NY 10019 Attention: Richard Brand Email: richard.brand@whitecase.com Attention: Jaye Kasper Email: jaye.kasper@whitecase.com Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Daniel A. Neff Email: DANeff@wlrk.com Attention: Zachary S. Podolsky Email: ZSPodolsky@wlrk.com

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ANNEX A

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS:

HG Vora

Entity	Trade Date	Buy/ Sell	No. of Shares/ Quantity	Total Cost/	Security
				Proceeds
HG Vora Special Opportunities Master Fund, Ltd.	5/4/2023	Buy	250,000.00	6,585,685.00	PENN Common Stock
HG Vora Special Opportunities Master Fund, Ltd.	5/5/2023	Buy	250,000.00	6,598,080.00	PENN Common Stock
HG Vora Special Opportunities Master Fund, Ltd.	1/13/2025	Sell	7,250,000.00	139,123,632.24	PENN Common Stock

Please see “Certain Information Regarding the Participant”, above.

Nominees

Carlos Ruisanchez

Acquired	Current Value	Quantity	Cost Basis Total
Aug-03-2023	$459.89	23	$564.88
Aug-03-2023	$14.36	0.718	$17.63
Jun-23-2023	$1,999.50	100	$2,300.00
Jun-16-2023	$4.10	0.205	$5.06
Jun-16-2023	$319.92	16	$394.94
Jun-15-2023	$6,198.45	310	$7,998.00
Jun-15-2023	$1.54	0.077	$1.99
Aug-03-2023	$3,979.01	199	$4,874.51
Jun-23-2023	$19,995.00	1,000	$23,000.00
Jun-16-2023	$20.00	1	$24.67

William J. Clifford

Please see “Certain Information Regarding the Participant”, above.

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ANNEX B

Security Ownership of Certain Beneficial Owners and Management

The following table and related explanatory text and footnotes are reprinted from the Company’s 2025 Notice of Annual Meeting and Proxy Statement on Schedule 14A as filed with the SEC on April 28, 2025.

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock, as of April 1, 2025. This table lists: (i) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of the Company, (ii) each of our directors, (iii) each of our named executive officers listed in the table entitled “2024 Summary Compensation Table” below, and (iv) all of our current directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise noted below, the address of the persons listed in the table is c/o PENN Entertainment, Inc., 825 Berkshire Blvd., Wyomissing, PA 19610. The percentages shown in this table are calculated based on 151,234,547 shares of our common stock outstanding as of April 1, 2025.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

5% SHAREHOLDERS, OFFICERS AND DIRECTORS	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF COMMON STOCK
Beneficial owners of 5% or more of our common stock:		
The Vanguard Group, Inc.(1)	14,729,920	9.74%
BlackRock, Inc.(2)	13,009,868	8.60%
Named Executive Officers and Directors:		
Vimla Black-Gupta	32,987	0.02%
Anuj Dhanda	31,523	0.02 %
David Handler(3)	332,941	0.22%
Marla Kaplowitz	26,203	0.02%
Ronald Naples	20,587	0.01%
Saul Reibstein(4)	37,055	0.02%
Jane Scaccetti	92,318	0.06%
Barbara Shattuck Kohn(5)	28,541	0.02%
Jay Snowden(6)	2,665,478	1.76%
Felicia Hendrix(6)	211,471	0.14%
Todd George(6)	336,572	0.22%
Chris Rogers(6)	217,557	0.14%
All current executive officers and directors as a group (12 persons)	4,033,233	2.67%

(1) Based on its Schedule 13G/A filed with the SEC on February 13, 2024, the number of shares in the table includes shares beneficially owned as of December 29, 2023, by The Vanguard Group, Inc. and its listed affiliates. The Vanguard Group, Inc. has sole voting power over 0 shares, shared voting power over 53,742 shares, sole dispositive power over 14,531,892 shares and shared dispositive power over 198,028 shares. The address of Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(2) Based on its Schedule 13G/A filed with the SEC on January 25, 2024, the number of shares in the table includes shares beneficially owned as of December 31, 2023, by BlackRock, Inc. and its listed affiliates. BlackRock, Inc. has sole voting power over 12,365,398 shares, shared voting power over 0 shares, sole dispositive power over 13,009,868 shares and shared dispositive power over 0 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(3) The number of shares reported includes 20,000 shares held by a charitable foundation for which Mr. Handler has discretionary control.

(4) The number of shares in the table excludes 150 shares owned by Mr. Reibstein's spouse, as to which shares Mr. Reibstein disclaims beneficial ownership.

(5) The number of shares in the table excludes 1,750 shares owned by the estate of Ms. Shattuck Kohn's late spouse, as to which shares Ms. Shattuck Kohn disclaims beneficial ownership.

(6) The number of shares in the table includes shares that may be acquired upon the exercise of outstanding options or options that may be exercised within 60 days from the Record Date, as follows: (i) Mr. Snowden: 1,616,853; (ii) Ms. Hendrix, 99,338; (iii) Mr. George: 205,536; (iv) Mr. Rogers: 130,077; and (v) all current executive officers and directors as a group: 2,049,804 shares.

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PRELIMINARY COPY—SUBJECT TO COMPLETION
DATED MAY 9, 2025

FORM OF GOLD UNIVERSAL PROXY CARD

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▼ TO VOTE BY MAIL, PLEASE DETACH THE CARD HERE AND SIGN, DATE RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

GOLD UNIVERSAL PROXY CARD

PENN ENTERTAINMENT, INC.

2025 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY HG VORA CAPITAL MANAGEMENT, LLC, HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD., DOWNRIVER SERIES LP – SEGREGATED PORTFOLIO C AND PARAG VORA

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF PENN ENTERTAINMENT INC.

The undersigned hereby appoints Parag Vora, Portfolio Manager and Founder of HG Vora, Bruce H. Goldfarb, Founder, President and Chief Executive Officer of Okapi Partners, Charles Garske, Senior Managing Partner of Okapi Partners and Richard Brand, Partner at White & Case LLP, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of PENN Entertainment, Inc., a Pennsylvania corporation (the “Company”), that the undersigned would be entitled to vote if personally present at the 2025 Annual Meeting of shareholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof.

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted on a proposal, this proxy will not be voted on such proposal.

The GOLD universal proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the PBCL.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.

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[X] Please mark vote as in this example

HG VORA RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE HG VORA NOMINEES IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” UP TO THREE (3) HG VORA NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK FEWER THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE HG VORA NOMINEES YOU HAVE SO MARKED. IF THERE ARE TWO (2) DIRECTOR SEATS UP FOR ELECTION, THIS PROXY WILL ONLY BE VOTED WITH RESPECT TO HG VORA’S NOMINEES JOHNNY HARTNETT AND CARLOS RUISANCHEZ AND WILL NOT BE VOTED WITH RESPECT TO HG VORA NOMINEE WILLIAM CLIFFORD. IF THERE ARE THREE (3) DIRECTOR SEATS UP FOR ELECTION, THIS PROXY WILL BE VOTED WITH RESPECT TO HG VORA’S NOMINEES JOHNNY HARTNETT, CARLOS RUISANCHEZ AND WILLIAM CLIFFORD.

HG Vora’s proposal to elect to serve as directors of the Company Johnny Hartnett and Carlos Ruisanchez to hold office until the Company’s 2028 Annual Meeting of Shareholders

HG VORA’S NOMINEES (also nominated by the Company)		FOR	WITHHOLD
a)	Johnny Hartnett	☐	☐
b)	Carlos Ruisanchez	☐	☐

HG Vora’s proposal to elect to serve as a director of the Company William Clifford to hold office until the Company’s 2028 Annual Meeting of Shareholders. This will only be voted by the proxy holder if there are three (3) director seats are up for election.

HG VORA’S NOMINEE		FOR	WITHHOLD
c)	William Clifford	☐	☐

HG VORA MAKES NO RECOMMENDATION ON PROPOSAL 2.

The Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025

☐ FOR	☐ AGAINST	☐ ABSTAIN

HG VORA MAKES NO RECOMMENDATION ON PROPOSAL 3.

The Company’s proposal to approve, on an advisory basis, the Company’s named executive officer compensation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

HG VORA MAKES NO RECOMMENDATION ON PROPOSAL 4.

The Company’s proposal to approve the second amendment to the Company’s Long Term Incentive Compensation Plan to increase the number of shares reserved for issuance thereunder by 8,563,000 shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

HG VORA MAKES NO RECOMMENDATION ON PROPOSAL 5.

The Company’s proposal to approve, on an advisory basis, the commissioning of a report on the effects of a company-wide non-smoking policy.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated:

(Signature)

(Signature if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

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